Exhibit 99.1
FIRST QUARTER REPORT 2006 — MAY 3, 2006
Based on US GAAP and expressed in US dollars
Earnings and Cash Flow Rise Sharply
Gold Hedge Position Significantly Reduced

     Highlights
•	Q1 net income was $224 million ($0.29 per share) and operating cash flow was $378 million ($0.48 per share), rising sharply over the prior-year period’s net income of $66 million ($0.12 per share) and operating cash flow of $122 million ($0.23 per share).

•	During Q1, Barrick successfully completed its $10.0 billion acquisition of Placer Dome, and is integrating the operations within its
Regional Business Unit structure and targeting $200 million in annual synergies from 2007 onwards.

•	As of May 3, 2006, the gold hedge position has been reduced by 5.7 million ounces. The corporate gold sales contract portion of this position currently totals 4.8 million ounces, representing only 4% of reserves, excluding project gold sales contracts and associated reserves. Barrick expects to reduce this position by a further 2.0 million ounces before the end of 2006, and to completely eliminate the remaining 2.8 million ounces of its corporate gold sales contracts no later than the end of 2009.

•	Equity gold production was 1.96 million ounces at total cash costs of $283 per ounce[1], and copper production was 72 million pounds at total cash costs of $0.77 per pound[1]. The Company expects gold production for the remaining quarters of 2006 to be higher, and expects to produce between 8.6 — 8.9 million ounces of gold for the year at total cash costs of $275 — $290 per ounce, and approximately 350 million pounds of copper at total cash costs of about $0.75 — $0.80 per pound.

•	During Q1, Barrick entered into an agreement with Antofagasta PLC to acquire 50% of Tethyan Copper Company’s Reko Diq gold and copper project and associated mineral interests in Pakistan.
Barrick Gold Corporation today reported net income of $224 million ($0.29 per share) for first quarter 2006, rising sharply from net income of $66 million ($0.12 per share) in the year-earlier period. First quarter 2006 net income was reduced by $31 million ($0.04 per share) of special items. (See page 10 of Management’s Discussion and Analysis for further details.)
     Operating cash flow for first quarter 2006 was $378 million ($0.48 per share), compared with the prior-year period of $122 million ($0.23 per share). Operating cash flow was reduced by $20 million ($0.03 per share) in first quarter 2006 due to Placer Dome restructuring costs.
     “Our strong earnings and cash flow performance in the first quarter benefited from rising gold and copper prices, production from our new generation of mines and the contribution of Placer Dome mines,” said Greg Wilkins, President and CEO. “The acquisition of Placer Dome has strengthened our competitive advantage, as we have the strength, breadth and scale to capitalize on opportunities and deliver shareholder value.”
PLACER DOME ACQUISITION
In January 2006, Barrick gained control of Placer Dome when it acquired 81% of the outstanding common shares. In March 2006, Barrick completed the acquisition, and Placer Dome became a wholly-owned subsidiary. As a result and following the Goldcorp transaction, Barrick has acquired a portfolio of ten producing gold mines, two

[1]	Total cash costs is defined as cost of sales divided by ounces of gold sold or pounds of copper sold. Total cash costs exclude amortization expense and inventory purchase accounting adjustments. For further information on this performance measure see page 15 of the Company’s MD&A.

BARRICK FIRST QUARTER 2006	PRESS RELEASE

copper mines and three major gold projects. The Company has issued a total of 322.8 million new common shares and paid $1.3 billion in cash for total consideration of $10.0 billion. Barrick expects to receive approximately $1.6 billion from Goldcorp Inc., when it closes its agreement to sell four Placer Dome mines and other agreed interests. This is expected to occur by mid-May.
HEDGE BOOK REDUCTION
Barrick remains positive on the long-term outlook for gold prices and, further to its announcement in February, has aggressively reduced the legacy Placer Dome gold hedge program. During the quarter, the combined hedge positions were reduced by a total of 4.7 million ounces. As of today, a further 1.0 million ounces have been eliminated for a year-to-date reduction of 5.7 million ounces. The total cost of reducing the Placer Dome position was approximately $1.2 billion, of which $814 million was incurred in the first quarter. The corporate gold sales contract position currently totals 4.8 million ounces, representing only 4% of reserves, excluding project gold sales contracts and associated reserves. The Company intends to eliminate the remaining 2.0 million ounces of the Placer Dome position by the end of this year, and expects to eliminate the remaining 2.8 million ounces of the corporate gold sales contract position no later than the end of 2009.
PRODUCTION AND COSTS
In first quarter 2006, Barrick produced 1.96 million ounces of gold at total cash costs of $283 per ounce, compared to 1.14 million ounces produced at total cash costs of $241 per ounce for the prior-year quarter. First-quarter gold production and total cash costs include results from the acquired Placer Dome mines from January 20, 2006. They do not include production from the mines to be sold to Goldcorp.
     Barrick’s financial results benefited from the strong gold price, as it realized $537 per ounce versus total cash costs of $283 per ounce, as well as production from its new generation of mines and the Placer Dome mines.
     The Company also produced 72 million pounds of copper during first quarter 2006 from two copper mines. The average realized price for copper sales in first quarter 2006 was $2.31 per pound and total cash costs were $0.77 per pound. Barrick is benefiting from the higher spot copper prices, where prices have recently traded in excess of $3.00 per pound.
     “The opportunities for value creation are compelling within the Placer Dome portfolio of assets — especially due to the proximity to our assets and facilities,” said Peter Kinver, Executive Vice President and COO. “Our operations team is now focused on improvement initiatives and capturing synergies.”
REGIONAL RESULTS
North America
The North America region gained four gold mines as a result of the Placer Dome acquisition, bringing the total mines in the region to nine. First-quarter gold production was 0.9 million ounces at total cash costs of $290 per ounce versus 0.7 million ounces at total cash costs of $252 per ounce in the prior-year period. The increase in production was due to the acquisition of these new mines and the mining of higher-grade areas at Goldstrike. At Golden Sunlight, Barrick is assessing the impact of pit wall instability on the mine, although the Company does not expect any revisions to the mine plan to have a material impact on future company total production and total cash costs per ounce. Total cash costs for the region increased by 15% over the same period primarily due to the mix of production, higher prices of input commodities, consumables and royalties.
     Barrick also acquired three major projects through the Placer Dome acquisition: Cortez Hills in Nevada; Pueblo Viejo in the Dominican Republic; and Donlin Creek in Alaska. The Company is currently reviewing the Cortez Hills and Pueblo Viejo feasibility analyses, and undertaking a detailed technical review of the Donlin Creek project while continuing to advance the feasibility study process. Barrick is using its experience from building four new mines in the last two years to add value to these projects.
South America
The South America region produced 0.4 million ounces of gold at total cash costs of $192 per ounce versus 0.2 million ounces of gold at $119 per ounce in 2005 as a result of the start-up of the Lagunas Norte and Veladero mines during the second half of 2005. Lagunas Norte continues to generate strong operating results and is expected to produce over one million ounces of gold in

BARRICK FIRST QUARTER 2006	2	PRESS RELEASE

2006. At Veladero, production levels continue to increase due to high equipment availabilities. The mine is currently leaching lower-grade ore from the Filo Mario pit, before accessing higher-grade ore in the second half of 2006. Barrick acquired the Zaldívar copper mine, which produced 60 million pounds of copper during first quarter 2006 at a total cash cost of $0.60 per pound. At the Pascua-Lama project in Chile/Argentina, approval of the environmental impact assessment was received during the quarter from the Chilean environmental regulatory authorities. Approval of the environmental impact assessment by Argentine regulatory authorities is targeted for mid-year 2006.
Australia Pacific
The Australia Pacific region saw the addition of four gold mines and one copper-gold mine as a result of the Placer Dome acquisition, bringing the total mines in the region to ten. First-quarter gold production was 0.5 million ounces at total cash costs of $318 per ounce versus 0.3 million ounces at total cash costs of $232 per ounce in the prior-year period. The increase in production is due to the acquisition of these mines, partly offset by lower production from Kalgoorlie. At Kalgoorlie, lower production was due to reduced throughput because of mill shutdowns and lower ore grades processed which resulted in higher total cash costs. At Porgera, production was impacted by lower grades from stockpiles and power disruptions. Total cash costs for the region increased due to the new mix of mines, higher energy costs and higher foreign exchange rates. At the Cowal project in Australia, operations have started up and first gold was poured on April 30, 2006. Total construction costs are expected to be approximately $375 million.
Africa
The Africa region added two gold mines as a result of the Placer Dome acquisition, bringing the total mines in the region to four. The region produced 0.2 million ounces of gold in the quarter at total cash costs of $362 per ounce versus 0.1 million ounces at total cash costs of $357 per ounce in the prior-year period. The increase in production is largely due to the acquisition of these new mines. At North Mara, production has been affected by delays in receiving new equipment which resulted in delays in accessing higher grade areas of the pit. The Company expects production to increase in the second half of the year.
Russia/Central Asia
Barrick’s equity share of production was about 10,000 ounces in the quarter at total cash costs of $355 per ounce. The Company is currently evaluating the feasibility of the previously-mined Taseevskoye deposit (50% owned), as well as continuing to acquire rights to or elect to participate in exploration properties.
EXPLORATION UPDATE2
Barrick’s exploration team has completed the integration of Placer Dome’s group to more effectively add ounces around existing operations and development projects. The combined team also has enhanced capabilities to find new ounces in emerging regions. Based on data reviewed to date, the Company sees significant opportunities to find new ounces at and around the acquired Placer Dome mines.
     Barrick expects to spend about $150 — $170 million on exploration in 2006, which is equally divided between mine site and greenfield exploration programs.
     The Company’s top exploration prospects include: Cortez, Bald Mountain and South Arturo in Nevada; North Mara and Nyanzaga in Tanzania; and Porgera in Papua New Guinea.
     At the Cortez property, where Barrick owns a 60% interest, the focus will be on drilling structural zones in the Cortez and Pipeline Corridors which represent favorable targets for discovery of new mineralization. Also, drilling will target mineralization beneath the Cortez Hills deposit.
     At Bald Mountain, Barrick is drilling near-surface oxide targets, as well as deeper sulphide targets which had not previously been an exploration focus at this property. Barrick can take advantage of its nearby sulphide processing facilities at Goldstrike that consist of an autoclave and roaster.
     At the South Arturo deposit near Goldstrike which was discovered in September 2005, the Company

[2]	Barrick’s exploration programs are designed and conducted under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration and Corporate Development of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick’s material properties, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.

BARRICK FIRST QUARTER 2006	3	PRESS RELEASE

currently has four rigs on the property working to expand the resource. The deposit is still open and preliminary metallurgical tests indicate good recoveries. The Company believes the property holds multi-million ounce potential.
     In Tanzania, there has been limited exploration in the land holdings surrounding North Mara. As well, Nyanzaga has shown potential for a large system and an aggressive drill program is underway.
     At Porgera, where Barrick owns a 75% interest, the objective is to drill test extensions to existing underground high-grade lodes, as well as untested potential bonanza zones at depth.
CORPORATE DEVELOPMENT
During the quarter, the Company announced it had entered into an agreement with Antofagasta PLC to acquire 50% of Tethyan Copper Company’s Reko Diq gold and copper project and associated mineral interests in Pakistan. The highly prospective Reko Diq project is located in the Chagai Hills region of Pakistan, a mining district that hosts significant gold and copper porphyry deposits as part of an extended belt. Barrick will reimburse Antofagasta approximately $115 million in cash for 50% of all the acquisition costs upon successful completion.
     Barrick is working with Bema Gold Corporation and Arizona Star Resources Corp. to finalize agreements whereby the Company will sell its interest in the Cerro Casale project to Bema and Arizona Star consistent with the Agreement in Principle reached by Placer Dome last October.
PLACER DOME INTEGRATION AND 2006 OUTLOOK
On October 31, 2005, Barrick announced its offer to acquire all the outstanding shares of Placer Dome Inc. to further strengthen its competitive position within the gold mining industry. Immediately after gaining control of Placer Dome on January 19, 2006, Barrick launched its integration plan and began to capture the estimated $200 million of annual synergies in an orderly and timely manner.
     During the first quarter, the integration plan focused on implementing the organizational structure for the larger company, consolidating business and exploration offices around the world, and eliminating immediate redundancies.
     The Company is reiterating its 2006 gold production guidance of 8.6 — 8.9 million ounces at $275 — $290 per ounce. Full-year copper production guidance is approximately 350 million pounds at total cash costs of about $0.75 — $0.80 per pound. The Company expects gold production for the remaining quarters of 2006 to be higher due to planned mine sequencing, inclusion of results from Placer Dome mines for an entire quarter, and the start-up of the Cowal mine. See page 7 for a detailed breakdown of production and total cash cost guidance for each region including certain consolidated financial guidance. Guidance for amortization expense is not yet available as the allocation of the purchase price to assets and liabilities acquired is subject to a valuation exercise that will be conducted over the balance of the year.
* * * * *
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto, New York, London, Euronext-Paris and Swiss stock exchanges.

BARRICK FIRST QUARTER 2006	4	PRESS RELEASE

Key Statistics

	Three months ended
(in United States dollars)	March 31,
(Unaudited)	2006	2005
Operating Results
Gold production (thousands of ounces)[1]	1,956	1,144
Gold sold (thousands of ounces)[1]	1,940	1,129

Per ounce data
Average spot gold price	$554	$427
Average realized gold price	537	428
Total cash costs[2]	283	241
Amortization[3]	82	78
Total production costs	365	319

Copper production (millions of pounds)	72	n/a
Copper sold (millions of pounds)	79	n/a

Per pound data
Average spot copper price	$2.24	n/a
Average realized copper price	2.31	n/a
Total cash costs[2]	0.77	n/a
Amortization[3]	0.72	n/a
Total production costs	1.49	n/a

Financial Results (millions)
Sales	$1,254	$484
Income from continuing operations	226	60
Net income	224	66
Operating cash flow	378	122

Per Share Data (dollars)
Income from continuing operations	0.29	0.11
Net income (basic and diluted)	0.29	0.12
Operating cash flow	0.48	0.23
Weighted average common shares outstanding (millions)[4]	789	536

	As at	As at
	March 31,	December 31,
	2006	2005

Financial Position (millions)
Cash and equivalents	$1,245	$1,037
Non-cash working capital	418	151
Long-term debt	2,967	1,721
Shareholders’ equity	12,861	3,850

[1]	Includes equity gold ounces in Tulawaka and South Deep. Production also includes equity gold ounces in Highland Gold.

[2]	Represents cost of goods sold plus royalties, production taxes and accretion expense, less by-product revenues, divided by ounces of gold sold or pounds of copper sold. For further information on this performance measure, refer to page 15. Excludes amortization and inventory purchase accounting adjustments.

[3]	Represents amortization expense and inventory purchase accounting adjustments at the Company’s producing mines divided by ounces of gold sold or pounds of copper sold.

[4]	Fully diluted, includes dilutive effect of stock options and convertible debt.

BARRICK FIRST QUARTER 2006	5	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces)(000’s)[1]		Total Cash Costs (US$/oz)[1]
For the three months ended March 31	2006	2005	2006	2005
(Unaudited)

North America	852	657	$290	$252
South America	423	146	192	119
Australia Pacific	482	254	318	232
Africa	189	78	362	357
Russia/Central Asia	10	9	355	250

Total	1,956	1,144	$283	$241

	Copper Production (attributable pounds)(Millions)[1]		Total Cash Costs (US$/lb)[1]
	2006	2005	2006	2005
South America	60	—	$0.60	—
Australia Pacific	12	—	1.37	—

Total	72	—	$0.77	$—

			Total Gold Production Costs (US$/oz)
For the three months ended March 31			2006	2005
(Unaudited)

Direct mining costs at market foreign exchange rates			$289	$272
Gains realized on currency and commodity hedge contracts			(11)	(22)
By-product credits			(18)	(26)

Cash operating costs			260	224
Royalties			16	11
Production taxes			4	3
Accretion and other costs			3	3

Total cash costs[2]			283	241
Amortization			76	78
Inventory purchase accounting adjustments			6	—

Total production costs			$365	$319

			Total Copper Production Costs (US$/lb)
For the three months ended March 31			2006	2005
(Unaudited)

Cash operating costs			$0.75	$
Royalties			0.02	—

Total cash costs[2]			0.77	—
Amortization			0.12	—
Inventory purchase accounting adjustments			0.60	—

Total production costs			$1.49	$—

[1]	Barrick’s share of acquired Placer Dome mines[1] production and total cash costs for the period January 20, 2006 to March 31, 2006.

[2]	Total cash costs per ounce/pound for first quarter 2005 has been adjusted to reflect the inclusion of accretion in our definition of total cash costs per ounce/pound. Total cash costs per ounce/pound excludes amortization and inventory purchase accounting adjustments. Total cash costs per ounce/pound is a performance measure that is used throughout this First Quarter Report 2006. For more information see pages 15 to 17.

BARRICK FIRST QUARTER 2006	6	SUMMARY INFORMATION

2006 Outlook

	Gold Production (attributable ounces) (000’s)	Total Cash Costs (US$/oz)[1]

North America	3,350 — 3,450	$310 — $325
South America	2,050 — 2,090	160 — 175
Australia Pacific	2,235 — 2,335	330 — 345
Africa	930 — 985	330 — 345
Highland equity portion	35 — 40	350 — 360

Total	8,600 — 8,900	$275 — $290

	Copper Production (attributable pounds)(millions)	Total Cash Costs (US$/lb)

South America	~280	~ $0.65
Australia Pacific	~70	~ $1.30

Total	~350	$0.75—$0.80

For further details on 2006 Production and Total Cash Costs Outlook at significant mines, please see the Company’s website at
www.barrick.com/Investors/Annual&QuarterlyReports/.

Corporate Financial Guidance (millions)

Corporate administration expense	$140
Exploration expense	150—170
Project development expense	135
Other operating expenses	85
Interest income	75
Interest expense	110
Capital expenditures	1,200—1,300

Tax rate (percent)	~ 30%

[1]	Total cash cost guidance, including royalties and production taxes which are impacted by the spot gold price, are at an assumed average gold price of $575 per ounce for the remainder of the year.

BARRICK FIRST QUARTER 2006	7	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
This portion of the Quarterly Report provides management’s discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three month period ended March 31, 2006, in comparison to the corresponding prior-year periods. This MD&A, which has been prepared as of May 3, 2006, is intended to supplement and complement the unaudited interim consolidated Financial Statements and notes thereto, prepared in accordance with US generally accepted accounting principles (“US GAAP”), for the three month period ended March 31, 2006 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 27 to 54. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated Financial Statements for the three years ended December 31, 2005, the related annual MD&A included in the 2005 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Executive Overview	8
Key Economic Trends	10
Consolidated Gold and Copper Production, Sales and Costs	12
Results of Operating Segments	12
Total Cash Costs Performance Measures	15
Other Costs and Expenses	17
Liquidity, Capital Resources and Financial Position	20
Cash Flow	20
Liquidity	21
Financial Position	22
Contractual Obligations and Commitments	23
Gold Sales Contracts	23
Critical Accounting Policies and Estimates	24
Cautionary Statement on Forward-Looking Information	25
EXECUTIVE OVERVIEW
Acquisition of Placer Dome
In first quarter 2006 we acquired all the outstanding common shares of Placer Dome Inc. (“Placer Dome”) at a total cost of $10.0 billion, including $1.3 billion in cash and 322.8 million Barrick common shares. We consolidated Placer Dome’s results of operations from January 20, 2006 onwards. Goldcorp Inc. (“Goldcorp”) has agreed, subject to certain conditions, to acquire all of Placer Dome’s Canadian operations (other than its office in Vancouver), including all mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, and a 40% interest in the Pueblo Viejo project in the Dominican Republic, for cash consideration of about $1.6 billion. We expect that the sale of these operations will close in second quarter 2006. In first quarter 2006, the results of these operations, have been reported under discontinued operations in our Financial Statements.
In first quarter 2006, we completed the first phase of our integration plan. The integration plan focused on implementing the organization structure for the larger company, consolidating business and exploration offices around the world, and eliminating immediate duplicate positions across the combined company to allow us to capture the estimated acquisition synergies. We expect to substantially complete the integration before the end of 2006. We continue to expect that the combination of Barrick and Placer Dome will yield approximately $200 million in annual synergies beginning in 2007. Based on work done to date, we have identified preliminary estimates as to where we expect to achieve these synergies:
•	Administration and Offices Globally — we expect this area to contribute about 25% of the total synergies based on the closures of redundant offices around the world.

•	Exploration — This area contributes about 25% of the total synergies.

•	Operations and Technical Services — This area comprises about 30%. Value is being driven from Sharing of Best Practices; Project Optimization; Supply Chain Management; Continuous Improvement; and Research and Development.

•	Finance and Tax — We see opportunities for debt consolidation, a lower overall cost of capital and tax planning, which comprise about 20% of the total synergies.

BARRICK FIRST QUARTER 2006	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

Results Overview

For the three month period ended March 31 ($ millions, except per share, per ounce/pound data in dollars)	Gold		Copper
	2006	2005	2006

Production (‘000s oz/millions lbs)[1]	1,956	1,144	72
Gold sales[1]
’000s oz/millions lbs	1,940	1,129	79
$ millions	$1,071	$484	$183
Market price[2]	554	427	2.24
Realized price[2]	537	428	2.31
Total cash costs[1,3]	283	241	0.77
Amortization[1,2]	76	78	0.12
Inventory purchase accounting adjustments	6	—	0.60

Total production costs[1,2]	$365	$319	$1.49

		2006	2005

Net income		$224	$66
Net income per share
Basic and diluted		0.29	0.12
Cash inflow (outflow)
Operating activities		378	122
Investing activities		(409)	(265)
Financing activities		$249	$76

[1]	Gold production and sales, and total cash cost per ounce/pound statistics exclude the results of discontinued operations, and reflect our equity share of production.

[2]	Per ounce/pound weighted average.

[3]	Total cash costs per ounce/pound statistics exclude amortization and inventory purchase accounting adjustments. Total cash costs per ounce/pound is a performance measure that is used throughout this MD&A. For more information see pages 15 to 17.
In first quarter 2006, we produced 1.96 million ounces of gold at average total cash costs of $283 per ounce, 0.82 million ounces more than the same period of 2005. First quarter 2006 gold production included 0.5 million ounces from the acquired Placer Dome mines (excluding the operations to be sold to Goldcorp), as well as higher production in South America due to the startup of Lagunas Norte and Veladero in the second half of 2005. We also produced 72 million pounds of copper from two copper mines acquired with Placer Dome. We had earnings of $224 million ($0.29 per share), $158 million ($0.20 per share) higher than in first quarter 2005. Higher earnings primarily reflect higher gold production levels and higher realized gold prices, as well as contributions from the two acquired copper mines. Earnings on a per share basis in first quarter 2006 reflect the issuance of 322.8 million common shares on acquisition of Placer Dome.
Purchase accounting rules require an allocation of the purchase cost to assets and liabilities acquired under the Placer Dome acquisition. In first quarter 2006, a preliminary allocation was made to assets and liabilities acquired, but this allocation is not final and revisions will be made later in 2006 that may impact earnings reported in future periods. In first quarter 2006, the fair value of work in progress and finished goods inventories at the date of acquisition was estimated based on expected selling prices less costs to complete, selling costs and a reasonable profit margin. The fair value of inventory was about $120 million higher than historic cost and, as the acquired inventory is sold, the adjustment to inventory recorded at acquisition impacts cost of sales. In first quarter 2006, the impact of this fair value adjustment was an increase in cost of sales by $61 million.
At acquisition, Placer Dome had a net obligation to deliver approximately 7.7 million ounces of gold as well as various other derivative positions. The aggregate fair value of these derivative positions was recorded as a liability of $1,707 million on January 20, 2006. Details of the method of accounting for the acquired derivatives can be found on page 23. Barrick had an additional 12.5 million ounces of fixed-price gold sales contracts. In first quarter 2006, the net gold sales obligation of the combined company was reduced by a combination of deliveries, financial closeouts and offsetting positions to 15.3 million ounces, a net reduction of 4.7 million ounces since year-end. As of May 3, 2006, a further 1.0 million ounces have been eliminated for a year-to-date reduction of 5.7 million ounces. The total cost of reducing the Placer Dome hedge position was approximately $1.2 billion, of which $814 million was incurred in first quarter 2006. We expect to eliminate the remaining 2.0 million ounces of the Placer Dome position by the end of 2006. This further reduction in 2006 will result in a cash outlay equal to the difference between spot gold prices and contract prices (approximately $325 per ounce) as these 2.0 million ounces of hedges are settled. The acquired Placer Dome positions are receiving hedge accounting treatment and, therefore, have a designated date and price against specific future gold sales. The result of these designations is that for the remaining 2.0 million ounces of the Placer Dome hedge position, which are designated against gold sales through the remainder of 2006, Barrick will record revenue and operating cash flow of approximately $567 per ounce depending on the timing of the closing out of these contracts. This designated price is a function of spot gold prices at the time of acquisition of Placer Dome and original hedge designation. For the balance of production for the rest of 2006, revenue and operating cash flow will be based on selling prices that approximate spot gold prices.

BARRICK FIRST QUARTER 2006	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Factors Affecting Earnings

For the three month period ended	Refer to
March 31 ($ millions)	page

Net income — first quarter 2005[1]			$66
Increase (decrease)
Higher realized gold prices	12	$211
Higher sales volumes[2]
Gold	12	88
Copper	12	111
Higher total cash costs	12	(81)
Higher interest expense	19	(18)
Higher interest income	19	19
Higher income tax expense[3]	19	(75)
Special items[4]	10	(50)
Other		(47)
Total increase			$158

Net income — first quarter 2006			$224

[1] Net income in first quarter 2005 restated to reflect impact of implementing EITF 04-6 that was adopted in 2005.

[2] Impact of changing sales volumes on margin between selling prices, total cash costs and amortization, but excluding inventory purchase accounting adjustments.

[3] Excluding the impact of tax effects of special items.

[4] Special items are post-tax.
Special Items — Effect on Earnings Increase (Decrease)
($ millions)
For the three month period ended March 31		2006		2005
		Pre-	Post-	Pre-	Post-
	Page	tax	tax	tax	tax

Non-hedge derivative gains (losses)	19	$(21)	$(14)	$6	$3
Gains on asset/investment sales	19	—	—	10	10
Inventory purchase accounting adjustments	9	(61)	(48)	—	—
Deferred tax credits	19	—	31	—	—
Cumulative accounting changes	10	—	—	6	6

Total		$(82)	$(31)	$22	$19

In first quarter 2006, our cash position increased by $208 million. We generated $378 million of operating cash flow, $256 million higher than in first quarter 2005, mainly because of higher gold and copper sales volumes and higher realized gold prices, although partly offset by higher total cash costs. We paid $1,262 million for the cash component of the Placer Dome acquisition and acquired Placer Dome’s cash position of $1,102 million, for a net outflow of $160 million, and we spent $237 million on capital expenditures. We drew down $1,000 million under an available credit facility to partly fund the cash component of the cost of the Placer Dome acquisition, and spent $814 million to close out part of the acquired Placer Dome hedge position. We expect to receive about $1.6 billion in cash in second quarter 2006 upon closing the sale of certain Placer Dome operations, and expect to use the proceeds to repay all or a portion of the available credit facility.
2006 Outlook

For the year ended December 31	2006E

Gold
Production (millions of ounces)	8.6 — 8.9
Total cash costs[1] ($ per ounce)	$275 — $290
Copper
Production (millions of pounds)	350
Total cash costs[1] ($ per pound)	$0.75 — $0.80
Corporate administration expense (millions)	$140
Exploration expense (millions)	$150 — $170
Project development expense (millions)	$135
Other operating expenses (millions)	$85
Interest income (millions)	$75
Interest expense (millions)	$110
Capital expenditures (millions)	$1,200 —$1,300
Tax rate	30%

[1]	Total cash costs per ounce exclude amortization expense and inventory purchase accounting adjustments charged to cost of sales. Guidance for 2006 excludes discontinued operations and reflects our equity share of production.
Guidance for corporate administration includes costs at both the Toronto and Vancouver corporate offices and stock option expense of $16 million.
For 2006, project development expense includes expected total costs of $90 million related to the following projects: Pueblo Viejo, Donlin Creek, Sedibelo, with the remainder allocated to other smaller projects.
KEY ECONOMIC TRENDS
The MD&A included in our 2005 Annual Report contained a discussion of the key economic trends that affect our business and how they impact our Financial Statements. In first quarter 2006, there was a continuation of the trend of higher gold, silver and copper prices which benefit revenues and by-product credits. The cash margins on gold, representing the difference between realized gold selling prices and total cash costs, have increased by $67 per ounce, or 36%, from first quarter 2005 to first quarter 2006, as gold price increases have more than offset increases in total cash costs over the same period.
Gold, Silver and Copper Prices
In first quarter 2006, gold prices ranged from $517 to $588 per ounce with an average market price of $554 per ounce, and exceeded $600 per ounce in April. The price of gold continued its upward trend largely due to

BARRICK FIRST QUARTER 2006	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

strong investment demand. The price has continued to increase against all major currencies, indicating that this rally is due to broad gold fundamentals rather than anticipated US dollar weakness.
Silver prices reached a high of $14.70 per ounce in late April 2006, and have risen more than 30% since the beginning of the year, primarily due to the expected launch of a silver exchange-traded fund. Higher silver prices help to reduce total cash costs per ounce of gold as silver sales are recorded as a by-product credit. We have over 900 million ounces of silver contained in our gold reserves, primarily at Pascua-Lama, and consequently we expect that the stronger silver price will help to lower total cash costs as those gold reserves are produced. In 2006, we expect to produce about 10 million ounces of silver.
Copper prices continued to rise in 2006 as inventory levels remain low, reaching a high of $2.48 per pound in March and rising to over $3.00 per pound in April. In first quarter 2006, we purchased put options to protect copper revenues for 303 million pounds of expected 2006 copper production. These options guarantee a minimum price of $2.00 per pound, while allowing us to fully participate in higher copper prices.
Currency Exchange Rates
Through our currency hedge position, we have been able to mitigate, to a significant extent, the negative effect of the weakening of the US dollar over the last few years on operating costs at our Australian and Canadian mines. Following the Placer Dome acquisition, our underlying exposures to the Australian dollar and South African rand have increased with the effect that about one third of our Australian dollar expenditures over the next three years are now exposed to changes in Australian dollar exchange rates, and our operating expenditures in South Africa are exposed to changes in the South African rand. Details of our present currency hedge position are included in note 15 to the Financial Statements.
Other Commodities and Consumables
The industry continues to experience rising prices for many commodities and consumables used in the production of gold and copper, as well as, in some cases, constraints on supply. This has caused many gold producers to report higher production costs, and we continue to seek ways to mitigate these rising prices.

For example, to help control the costs of fuel consumption, we have a fuel hedge position totaling 1.9 million barrels of oil, which represents about 15% of our total estimated consumption through 2009. The fuel hedge contracts are primarily designated for our Goldstrike, Round Mountain, and Kalgoorlie mines and have an average hedge rate of $43 per barrel. A corporate initiative has commenced to look for opportunities for vertical integration of power supply for our projects and operations to reduce pricing and, in some markets, ensure quality of power supply. In first quarter 2006, we continued to move forward with a tire tender process and sign long-term agreements with preferred tire suppliers to ensure adequate supply of tires for our mines and development projects. We have developed processes and systems to monitor supplies of tires at all of our mine sites, and we reallocate tires between sites where necessary.
US Dollar Interest Rates
Short-term US dollar interest rates rose in 2006 as the US Federal Reserve continued its tightening cycle. We expect long-term interest rates to rise slightly as the front end of the interest rate curve rises due to inflation risks. Volatility in interest rates mainly affects interest receipts on our cash balances ($1.2 billion cash at the end of first quarter 2006), and interest payments on variable-rate debt ($1.6 billion of variable-rate debt at the end of first quarter 2006).

BARRICK FIRST QUARTER 2006	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED GOLD AND COPPER PRODUCTION, SALES AND COSTS
In first quarter 2006, gold ounces produced and sold were higher than the same period in the prior year, due to the contributions from the acquired Placer Dome mines combined with production at Lagunas Norte and Veladero, which began operations in the second half of 2005. The mines acquired from Placer Dome produced 0.5 million gold ounces in first quarter 2006. We also produced 72 million pounds of copper at our Zaldívar mine in Chile and our Osborne mine in Australia, both acquired Placer Dome mines.
In first quarter 2006, we realized an average gold sales price of $537 per ounce, $109 higher than in first quarter 2005, mainly due to higher market gold prices. The price realized for gold and copper sales in 2006 will depend on market conditions and the impact of gains or losses on cash flow hedges, and could be below average spot market prices.
Consolidated Total Cash Costs per Ounce/Pound1

(in dollars per ounce/pound)	Gold		Copper
For the three month period ended March 31	2006	2005	2006

Cost of sales[1,2,3]	$289	$272	$0.75
Currency/commodity hedge gains	(11)	(22)	—
By-product credits	(18)	(26)	—
Royalties/production taxes	20	14	0.02
Accretion/other costs	3	3	—

Total cash costs[1]	$283	$241	$0.77

[1]	Total cash costs per ounce/pound and cost of sales per ounce/pound both exclude amortization and inventory purchase accounting adjustments — see page 17.

[2]	At market currency exchange and commodity rates, adjusted for non- controlling interests — see page 17.

[3]	Excludes costs of sales related to discontinued operations.
Total cash costs in first quarter 2006 for gold were higher than the prior-year period, primarily because, on average, costs at the acquired Placer Dome mines are higher than at our legacy mines. Additionally, the effects of rising commodities and consumables prices, higher royalty costs and processing of lower-grade ore at some of our mines, were partly offset by lower-cost production from Lagunas Norte that began in the second half of 2005 and the availability of higher-grade ore at Goldstrike in first quarter 2006.
RESULTS OF OPERATING SEGMENTS
In our Financial Statements, we present a measure of historical segment income that reflects gold sales at average consolidated realized gold prices, less segment expenses and amortization of segment property, plant and equipment. We monitor segment expenses using “total cash costs per ounce” and “total cash costs per pound” statistics that represent segment cost of sales, less inventory purchase price adjustments, divided by ounces of gold and pounds of copper sold in each period. The discussion of results focuses on these statistics in explaining changes in segment expenses.

	Production
	(000’s		Total cash costs
	ozs/millions Ibs)		($ per oz/lb)
For the three month period ended March 31	2006	2005	2006	2005

Gold
North America	852	657	$290	$252
South America	423	146	192	119
Australia Pacific	482	254	318	232
Africa	189	78	362	357
Russia/Central Asia	10	9	355	250

	1,956	1,144	283	241

Copper
South America	60	—	0.60	—
Australia Pacific	12	—	1.37	—

	72	—	$0.77	$—

North America
Through the Placer Dome acquisition we acquired 4 producing mines for a combined total of 9 producing mines in North America. The mines acquired from Placer Dome are Cortez (60% owned), Turquoise Ridge (75% owned) and Bald Mountain in Nevada, and Golden Sunlight in Montana. We also acquired 3 significant projects: Cortez Hills, within the Cortez joint venture area of interest, in Nevada (60% owned); Pueblo Viejo in the Dominican Republic (60% owned after closing of the Goldcorp agreement); and Donlin Creek in Alaska (30% owned with earn-in rights to 70%).
Producing Mines
The acquired Placer Dome mines accounted for a 20% increase in first quarter 2006 production, with the remaining 10% increase largely due to mining higher-grade areas at Goldstrike. Total cash costs per ounce were 15% higher in first quarter 2006, mainly as a result of higher prices of input commodities and consumables used in the production process and higher royalty expenses due to higher market gold prices. In addition, cash costs at the mines acquired from Placer Dome are higher than legacy Barrick properties, which also contributed to the higher cash costs compared to first quarter 2005. In first quarter 2006, strong operational results at Goldstrike and Eskay Creek mitigated lower production at Cortez, and lower ore grades at Round Mountain and Hemlo. Goldstrike produced 24% more

BARRICK FIRST QUARTER 2006	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

gold ounces at 3% lower total cash costs per ounce due to mining in higher-grade areas and recovery improvements at the autoclave facility. Our power plant in Nevada provides Goldstrike with the flexibility to generate its own power or buy cheaper power from other producers. Eskay Creek costs benefited from higher silver by-product credits due to higher than expected silver grades and silver prices. At Cortez, lower processed ore grades impacted production and total cash costs in first quarter 2006. We anticipate some improvement in production at Cortez in the second half of the year. At Round Mountain, production declined by 11% compared to first quarter 2005 due to lower-grade ore processed and adverse weather conditions. Hemlo production declined by 14% compared to the first quarter 2005 due to ground control and pit dewatering issues. The pit dewatering issues at Hemlo were largely due to inclement weather, and we have adjusted the mine sequencing to address the ground control issues. We expect Hemlo and Round Mountain to meet full-year production targets. At Golden Sunlight, we are assessing the impact of pit wall instability at the mine. On completion of this assessment we will revise the mine plan, although we do not expect any revisions to have a material impact on future company total production and total cash costs per ounce. The state of Nevada has passed regulations calling for the abatement of mercury emissions. Work is underway to assess the impact of compliance with these new regulations at each of our Nevada properties.
In 2006, we expect gold production of 3,350 to 3,450 thousand ounces at total cash costs between $310 and $325 per ounce from the North America region.
Significant Projects
At the East Archimedes project, an open-pit, heap-leach operation exploiting a deeper continuation of the ore mined previously at Ruby Hill, construction costs of $7 million were spent in first quarter 2006, with an estimated project total of $75 million. Pre-production stripping activities will continue throughout 2006, with first gold production expected by mid-2007.
The Cortez Hills project involves the development of two adjacent deposits — Cortez Hills and Pediment — within the Cortez Joint Venture area of interest. Concurrent with activities to continue advancing the project, we are reviewing the feasibility analysis prepared by Placer Dome prior to the acquisition, as well as reviewing other work completed on the project. First quarter 2006 activities consisted primarily of the procurement of open-pit mining equipment, with deliveries expected to commence in the second half of 2006. The Cortez Hills project also includes an underground exploration initiative. Twin declines will be driven from portals within an existing open pit for exploration of the area underneath the proposed Cortez Hills open pit. Surface preparation activities for the declines commenced in fourth quarter 2005, and in January 2006 we commenced drilling and advancing the portals. Geological, geotechnical and hydrological site data continues to be collected for use in the underground pre-feasibility study. At the end of first quarter 2006, our share of project commitments at Cortez Hills was $73 million.
Concurrent with a review of the feasibility analysis prepared by Placer Dome prior to the acquisition, as well as reviewing other work completed on the project, activities relating to government and community relations and environmental permitting for both the mine and the related power plant are ongoing. Commencement of construction is subject to Barrick issuing a project notice to the Dominican Republic state government, subject to the terms of a Special Lease Agreement (“SLA”). Project notice is conditional upon the receipt of required permits for the mine and power plant, and the Dominican Republic state government meeting its contractual obligations related to the project.
Donlin Creek is a large refractory gold deposit in southwest Alaska. We own a 30% interest in the project as well as “earn-in” rights to obtain, subject to certain conditions, an additional 40%. We continue to advance the pre-feasibility analysis, while at the same time undertaking a detailed technical review of the project. Activities on the project during first quarter 2006 focused on work required to complete the pre-feasibility analysis and begin the permitting process. As part of the pre-feasibility analysis, a 40,000 meter in-fill drilling program commenced in February. We also continued work relating to mine design, geotechnical engineering, and metallurgical investigations, as well as environmental baseline studies. Government and local community relations efforts progressed and will continue to be a focal point as the project moves forward.
South America
Producing Mines
Gold production was higher in first quarter 2006 compared to first quarter 2005 because of the start-up of the Lagunas Norte and the Veladero mines during the second half of 2005, partly offset by slightly lower production at Pierina with mining of deeper, lower-grade areas of the deposit. The Lagunas Norte and Veladero mines are operating at expected or better than expected levels due to improved recoveries and ore grades, together with strong equipment availabilities. At Veladero, we are mining lower-grade ore from the Filo

BARRICK FIRST QUARTER 2006	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

Mario pit before accessing the higher-grade Amable pit, and ore grades for leaching are expected to increase in the second half of 2006. Lagunas Norte had strong operating results in first quarter 2006, which reduced the region’s overall total cash costs. In first quarter 2006, total cash costs per ounce for the region reflect lower production levels and longer haul cycles at Pierina. All three mines benefited from higher silver by-product credits in first quarter 2006, but were impacted by higher prices for cyanide, fuel, explosives and wear steel.
Through the Placer Dome acquisition we acquired the Zaldívar copper mine, which is located in Northern Chile and had reserves of 5.9 billion pounds of copper at December 31, 2005. Zaldívar produced 60 million pounds of copper in first quarter 2006 at a total cash cost of $0.60 per pound. Ore containing a higher percentage of sulphides was placed on the leach pads in 2005, causing lower than expected leach recoveries in first quarter 2006. Optimizations to the leaching operations carried out during first quarter 2006 have resulted in increased head grades and a higher relative proportion of oxide ore. Copper production is expected to increase in second quarter 2006 and achieve expected annual production targets. Zaldívar is also being impacted by the same higher prices for input consumables experienced at the gold mines. Ongoing improvement activities have partially offset these challenges during first quarter 2006 and are expected to contribute further in coming quarters.
In 2006, we expect gold production of 2,050 to 2,090 thousand ounces at total cash costs between $160 and $175 per ounce from the South America region. We also expect copper production of about 280 million pounds at total cash costs of about $0.65 per pound.
Significant Projects
On February 17, 2006, we received approval of the environmental impact assessment from Chilean environmental regulatory authorities relating to the development of the Pascua-Lama project in Chile/Argentina. We are committed to working within the framework of the Resolution granted to us. The Resolution imposes certain conditions in connection with the development of the project. We are currently assessing the implications of such conditions and it is possible that, following completion of such assessment, reserves for US reporting purposes could be reduced by up to 1 million ounces. Approval of the environmental impact assessment by Argentine regulatory authorities is targeted for second quarter 2006. The timing of receipt of such approval, as well as the resolution of some of the other external issues, such as permitting and licensing, resolution of any objections or challenges to the project approval, cross-border operating issues and fiscal, tax and royalty issues are largely beyond our control.
We are in the course of updating cost estimates to reflect changes in inflationary cost pressures and higher commodity prices. Although such factors will result in an increase in capital and operating cost estimates, based on the current cost and commodity price environment, and combined with other efficiencies, we do not expect any negative changes to the overall economics of the project.
Australia Pacific
Producing Mines
Through the Placer Dome acquisition we acquired 4 producing gold mines and a copper-gold mine for a total of 9 producing mines. The acquired Placer Dome gold mines are Porgera (75% owned) in Papua New Guinea, and Kanowna, Granny Smith and Henty, in Australia. Higher production in first quarter 2006 was mainly due to a contribution of 0.3 million ounces from the acquired Placer Dome mines, partly offset by lower production from Kalgoorlie and Plutonic. At Kalgoorlie lower production was due to reduced throughput because of mill shutdowns, lower ore grades compared to first quarter 2005 and lower recoveries from leach circuits. At Plutonic lower production was mainly due to the cessation of mining at the open pits which occurred in second quarter 2005. Total cash costs per ounce were higher in first quarter 2006 due to the lower production levels at Kalgoorlie and because average total cash costs of the acquired mines are higher than at legacy Barrick mines. At Porgera, first quarter 2006 production was impacted by lower head grades from stockpiles, which provided the main ore feed, combined with disruptions in production caused by labor unrest. Remediation of the West Wall cutback continues and is about 35% complete. We expect mining of Stage 5 to begin in the second half of 2006, and production levels at Porgera to improve in the second half of 2006.
Through the acquisition of Placer Dome we acquired the Osborne copper-gold mine, which produced 12 million pounds of copper in first quarter 2006 at total cash costs of $1.37 per pound. Production was impacted in first quarter 2006 by mining lower-grade sources in higher elevations of the mine. We expect to access lower elevations of the mine and higher-grade ore later in 2006 and expect to achieve full year production targets. Total cash costs per ounce were higher than expected due to lower than expected production.
In 2006, we expect gold production of 2,235 to 2,335 thousand ounces at total cash costs between $330 and $345 per ounce from the Australia Pacific region. We

BARRICK FIRST QUARTER 2006	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

also expect to produce about 70 million pounds of copper at total cash costs of about $1.30 per pound.
Significant Projects
The Cowal project in Australia fed first ore to the SAG mill at the end of first quarter 2006. Commissioning activities continue and the first gold pour occurred in late April 2006. Electrical connection issues delayed construction and commissioning activities during the quarter, and total construction costs are expected to be about $375 million.
Africa
Through the Placer Dome acquisition we acquired 2 producing gold mines for a total of 4 producing mines in Africa. The acquired Placer Dome mines are South Deep (50% owned) in South Africa, and North Mara in Tanzania. Higher production in 2006 was mainly due to a contribution of 0.1 million ounces from the acquired Placer Dome mines. At North Mara, production has been affected by delays in receiving new mining equipment, which led to temporary delays accessing higher-grade areas of the pit in first quarter 2006. We expect production to increase in the second half of 2006 once the new equipment is in place and we begin mining higher-grade ore from lower elevation areas within the pit. Total cash costs per ounce in first quarter 2006 are slightly higher than first quarter 2005 due to the contribution of acquired Placer Dome mines. Similar to mines in other regions, total cash costs are impacted by the prices of input commodities and consumables, and in particular the price of diesel fuel because North Mara obtains electricity from diesel fuel generators. The appreciation of the South African rand relative to the US dollar has increased total cash costs per ounce at South Deep, as most expenditures are denominated in rand, and fluctuation in the rand will continue to affect costs in the future.
In 2006, we expect gold production of 930 to 985 thousand ounces of gold at total cash costs between $330 and $345 per ounce from the African region.
Significant Projects
The Buzwagi project has a reserve of 2.4 million ounces of gold under Canadian reporting standards1. The feasibility study that commenced in late 2005 is expected to be completed this year. In parallel, development of the environmental impact assessment is being compiled and is expected to be submitted to the government during third quarter 2006.

[1]	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for US reporting purposes, Buzwagi is classified as mineralized material.
There are two projects underway at the Bulyanhulu property. A process plant modification that is expected to result in a 4% improvement in gold recovery, and the preparation of a feasibility study to look at optimization of the mining method in the lower sections of the mine.
A pre-feasibility study for the Sedibelo platinum deposit in South Africa was commenced early in second quarter 2006 for which we have a 50% earn in right.
Russia/Central Asia
We continue to focus on developing our operations in the region. In first quarter 2006, our equity share of production was about 10,000 ounces at total cash costs of US$355 per ounce. Taseevskoye (50% owned), a previously mined open-pit and underground mine, is being re-evaluated by ourselves and our joint venture partner, Highland Gold Mining PLC, in light of current strong gold prices. The project budget for 2006 is $21 million, which primarily includes a drilling program to enable completion of a pre-feasibility study by year-end. Furthermore, by the end of March 2006, Barrick and Highland had successfully participated in auctions or executed participation options in five prospective Russian exploration properties: Lyubov, Belaya Gora, Sovinoye, ZF1, and Sredne Golgotaiskoye. Exploration work has been planned for 2006 on each of these properties. We are also focusing on the Federova palladium property in north-west Russia. As a follow-up to a successful drilling program in 2005 which expanded the size of the deposit, we have planned further drilling programs for 2006.
TOTAL CASH COSTS PERFORMANCE MEASURES
Total cash costs include all costs absorbed into inventory, including royalties, by-product credits, production taxes and accretion expense, except for inventory purchase accounting adjustments and amortization. We calculate total cash costs based on our equity interest in production from our mines. Total cash costs per ounce/pound is calculated by dividing the aggregate of these costs by gold ounces or copper pounds sold. Total cash costs and total cash costs per ounce/pound are calculated on a consistent basis for the periods presented. On our income statement we present amortization separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales on the income statement. We have provided below reconciliations to illustrate the impact of excluding amortization and inventory purchase accounting adjustments from total cash costs per ounce/pound

BARRICK FIRST QUARTER 2006	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

statistics. Under purchase accounting rules we recorded the fair value of acquired work in progress and finished goods inventories as at the date of acquisition. As the acquired inventory is sold, any purchase accounting adjustments reflected in the carrying amount of inventory at acquisition impact cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold after the acquisition. Our internal presentation of total cash costs reflects those costs that are incurred in the production and sale of gold, and we exclude the impact of purchase accounting adjustments. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis.
We present total cash costs based on our equity interest in gold production. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners. Consequently for the South Deep and Tulawaka mines, although we fully consolidate these mines in our Financial Statements, our production and total cash cost statistics only reflect our economic share of the production.
In managing our mining operations, we disaggregate cost of sales between amortization and the other components of cost of sales. We use total cash costs per ounce/pound statistics as a key performance measure internally to monitor the performance of our regional business units. We use the statistics to assess how well our regional business units are performing against internal plans, and also to assess the overall effectiveness and efficiency of our mining operations. We also use amortization costs per ounce/pound statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, we are able to better identify and address key performance trends. We believe that the presentation of these statistics in this manner in our MD&A, together with commentary explaining trends and changes in these statistics, enhances the ability of investors to assess our performance. These statistics also enable investors to better understand year-on-year changes in cash production costs, which in turn affect our profitability and ability to generate cash flow.
The principal limitation associated with total cash costs per ounce/pound statistics is that they do not reflect the total costs to produce gold/copper, which in turn impacts the earnings of Barrick. We believe that we have compensated for this limitation by highlighting the fact that total cash costs exclude amortization and inventory purchase accounting adjustments as well as providing details of the financial effect. We believe that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce/pound statistics.
Total cash costs per ounce/pound statistics are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.

BARRICK FIRST QUARTER 2006	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

Illustration of Impact of Excluding Certain Costs from Total Cash Costs per Ounce/Pound

($ millions, except per ounce/pound information in dollars)	Gold		Copper
For the three month period ended March 31	2006	2005	2006

Cost of sales[1,4,5]	$583	$271	$109
Cost of sales attributable to non-controlling interests[2]	(21)	—	—
Inventory purchase accounting adjustments included in cost of sales[3]	(12)	—	(49)

Cost of sales as adjusted	550	271	60
Amortization at producing mines	152	89	9
Inventory purchase accounting adjustments[3]	12	—	49

Cost of sales including amortization and inventory purchase accounting adjustments	$714	$360	$118

Ounces/pounds sold — consolidated (thousands/millions)	1,992	1,129	79
Sales attributable to non-controlling interests[2]	(52)	—	—

Ounces/pounds sold — equity basis	1,940	1,129	79

Total cash costs per ounce/pound — equity basis[4,5]	$283	$241	$0.77
Amortization per ounce/pound	76	78	0.12
Inventory purchase accounting adjustments per ounce/pound	6	—	0.60
Cost of sales per ounce/pound attributable to non-controlling interests	4	—	—

Total costs per ounce/pound[6] — consolidated basis	$369	$319	$1.49

[1]	Per Barrick income statement.

[2]	Relates to a 30% interest in Tulawaka and a 50% interest in South Deep held by independent third parties.

[3]	Based on our equity interest.

[4]	Cost of gold sales and total cash costs per ounce in first quarter 2005 restated to reflect the impact of implementing EITF 04-6, which was adopted in 2005.

[5]	Total cash costs per ounce for first quarter 2005 have been adjusted to reflect the inclusion of accretion in our definition of total cash costs per ounce.

[6]	Including amortization and inventory purchase accounting adjustments.
OTHER COSTS AND EXPENSES
Exploration Expense

($ millions)
For the three month
period ended March 31	2006	2005	Comments on significant trends and variances

Exploration

North America	$8	$5

South America	7	5

Australia Pacific	12	3	Expenditures at newly acquired Papua New Guinean projects in first quarter 2006.

Africa	2	8	Higher expenditures at Buzwagi project and Bulyanhulu in first quarter 2005.

Russia/Central Asia	1	1

Other countries/other	3	2

	$33	$24

Project Development Expense

($ millions)
For the three month period ended March 31	2006	2005	Comments on significant trends and variances

Mine development	$4	$3

Non-capitalizable project costs	2	2

Business development/other	13	2	Research and development activities relating to pre-existing acquired Placer Dome projects in first quarter 2006.

	$19	$7

BARRICK FIRST QUARTER 2006	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

On February 14, 2006, we entered into an agreement with Antofagasta PLC (“Antofagasta”) to acquire 50% of Tethyan Copper Company’s (“Tethyan”) Reko Dig project and associated mineral interests in Pakistan in the event that Antofagasta is successful in its bid to acquire Tethyan. As at April 28, 2006, the closing date of the offer, about 96% of Tethyan’s outstanding shares were tendered into the offer. The last 4% will be compulsorily acquired and the company will be privatized, at which time we will reimburse Antofagasta approximately $115 million in cash representing 50% approximately of the cost of acquisition, including the claw-back right to be acquired/extinguished from BHP Billiton who have a right to claw-back a material interest in certain Tethyan’s mineral interests. The compulsory acquisition is expected to be completed during second quarter 2006.
Amortization Expense
($ millions, except per ounce amounts in dollars)

		Incr. (decr.) due to
For the three month	2006	Sales		2005
period ended March 31	Amount	volumes[1]	Other[2]	Amount	Comments on other variances

Gold mines

North America	$60	$7	$—	$53

South America	38	25	(2)	15	Increase in reserves from 2005 combined with lower capital additions in 2006.

Australia Pacific	30	20	—	10

Africa	24	15	(2)	11	Increase in reserves from 2005, partly offset by higher capital additions in 2006.

Copper mines

Australia Pacific	2	2	—	—

South America	7	7	—	—

Sub total	161	76	(4)	89

Corporate assets	11			4

Total	$172			$93

[1]	For explanation of changes in sales volumes refer to page 12.

[2]	Other includes increases/decreases in amortization expense due to additions/dispositions of property, plant and equipment and the impact of historic changes in reserve estimates on amortization (refer to page 25).
Amortization expense recorded in first quarter 2006 reflects preliminary purchase price allocations. Upon finalization of the purchase price allocations later in 2006, we will prospectively revise amortization calculations to reflect adjustments to the preliminary allocation, which could cause amortization to increase or decrease in future periods.

BARRICK FIRST QUARTER 2006	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Administration, Interest Income and Interest Expense

($ millions)
For the three month period
ended March 31	2006	2005	Comments on significant trends and variances

Corporate administration	$34	$17	First quarter 2006 includes Placer Dome administration costs and $4 million of stock option expense.

Interest income	27	8	Higher interest income as a result of higher cash balance after the acquisition of Placer Dome together with $11 million financing fee relating to the agreement to sell discontinued operations.

Interest costs

Incurred	58	28	Higher interest incurred due to $1.1 billion increase in debt assumed on the acquisition of Placer Dome, and interest of $9 million on an available credit facility that was drawn down to fund the cash component of the cost of acquisition of Placer Dome.

Capitalized	26	28	In first quarter 2006 interest was capitalized to our Cowal and Pascua-Lama projects.

Allocation to discontinued operations	14	—	Represents interest on debt used to finance discontinued operations and that we expect to repay on closing of the sale of discontinued operations.

Expensed	$18	$—

Other (Income) Expense

($ millions)
For the three month
period ended March 31	2006	2005	Comments on significant trends and variances

Non-hedge derivative (gains) losses	$21	$(6)	Losses primarily relate to acquired Placer Dome non-hedge derivatives in first quarter 2006.

Gains on asset/investment sales	—	(10)	Gains in first quarter 2005 mainly related to the sale of investments held in a rabbi trust for a deferred compensation plan, as a result of a change in the plan trustee.

Environmental remediation costs	3	5

Currency translation (gains) losses	(1)	4	First quarter 2006 gains mainly reflect strengthening of Canadian dollar on monetary assets.

Other items	—	2

Total	$23	$(5)

Income Taxes
Income tax expense of $44 million in first quarter 2006 included a $31 million reduction of deferred tax liabilities. In first quarter 2006, an Interpretive Decision (“ID”) was issued by the Australia Tax Office (“ATO”) that clarified the tax treatment of currency translation gains and losses on foreign denominated liabilities. For taxpayers who have made the functional currency election, the ID provided clarification that unrealized foreign exchange gains that currently exist on intercompany loans will not crystallize upon repayment of the loans, providing certain conditions are met, and the effect of the ID was recorded as a $31 million reduction of deferred tax liabilities. Excluding the $31 million reduction of deferred tax liabilities the underlying effective tax rate was 27% compared to 22% in first quarter 2005. The underlying effective rate increased primarily due to higher market gold prices, a shift in the geographic mix of gold production following the acquisition of Placer Dome, and deliveries into gold sales contracts in a low tax-rate jurisdiction in first quarter 2006.
Our expected underlying effective tax rate is about 30%, at current market gold prices. This expected underlying rate excludes the effect of delivering into gold sales contracts in a low tax-rate jurisdiction at prices below prevailing market prices, and any release of deferred tax valuation allowances.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes to any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

BARRICK FIRST QUARTER 2006	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Information ($ millions, except where indicated)

	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Sales	$1,254	$776	$627	$463	$484	$501	$500	$454
Net income	224	175	113	47	66	156	32	34
Net income per share — basic (dollars)	0.29	0.33	0.21	0.09	0.12	0.30	0.06	0.06
Net income per share — diluted (dollars)	0.29	0.32	0.21	0.09	0.12	0.29	0.06	0.06

Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales; and rising gold production and sales volumes as our new mines began production in 2005 and, in first quarter 2006, our acquisition of Placer Dome. These historic trends are discussed elsewhere in this MD&A. The quarterly trends are consistent with explanations for annual trends over the last two years. Net income in each quarter also reflects the timing of various special items that are presented in the table on page 10.
LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION
Cash Flow
Operating Activities
Operating cash flow increased by $256 million in first quarter 2006 to $378 million. The key factors that contributed to the year over year increase are summarized in the table below.
Key Factors Affecting Operating Cash Flow

			Impact on
			comparative
			operating cash
($ millions)			flows
For the three month period			2006 vs
ended March 31	2006	2005	2005	Comments on significant trends and variances

Gold sales volumes (’000s oz)	1,940	1,129	$152	See page 12.

Realized gold prices ($/oz)	$537	$428	211	See page 12.

Copper sales volumes (millions Ibs)	79	—	122	See page 12.

Total cash costs gold ($/oz)	$283	$241	(81)	See page 12.

Sub-total			$404

Other inflows (outflows)

Higher expenses[1]	$127	$50	$(77)

Income tax payments	(31)	(12)	(19)	See page 19.

Restructuring costs	(20)	—	(20)	Relates to restructuring activities at Placer Dome offices that are being closed.

Purchase of copper put options	(26)	—	(26)	Premiums paid in first quarter 2006 for copper cash flow hedges.

Non-cash working capital	16	(21)	37	Increase in accounts payable in first quarter 2006 mainly due to timing of payments.

Interest expense	$(18)	$—	(18)	See page 19.

Effect of other factors			(25)

Total			$256

[1]	Includes corporate administration, exploration, project development, and other expense.

BARRICK FIRST QUARTER 2006	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

Investing Activities

($ millions)
For the three month period ended March 31	2006	2005	Comments on significant trends and variances

Growth capital expenditures[1]

North America	$8	$10	In first quarter 2005 mainly related to Western 102 Power Plant. First quarter 2006 expenditures mainly relate to the East Archimedes project.

Australia Pacific	51	44	Higher levels of activity at Cowal in first quarter 2006.

Africa	—	5	In first quarter 2005 mainly relates to Tulawaka mine construction.

South America	27	141	In first quarter 2005 mainly relates to construction activity at Lagunas Norte and Veladero mines that began production in second and fourth quarter 2005, respectively.

Sub-total	$86	$200

Sustaining capital expenditures

North America	$24	$15	Higher expenditures due to inclusion of acquired Placer Dome mines in 2006.

Australia Pacific	35	9	Higher expenditures due to inclusion of acquired Placer Dome mines in 2006.

Africa	23	14	Higher expenditures due to inclusion of acquired Placer Dome mines in 2006.

South America	67	3	In first quarter 2006 relates to sustaining capital at Lagunas Norte, Veladero and Zaldívar.

Other	2	1

Sub-total	$151	$42

Total	$237	$242

[1]	Includes both construction costs and capitalized interest.
In addition to capital expenditures, we also paid $1,262 million for the cash component of the cost of the Placer Dome acquisition, which net of cash acquired of $1,102 million, led to a net cash outflow of $160 million.
Financing Activities
The most significant financing cash flows in first quarter 2006 were $1.0 billion on draw down of an available credit facility to fund the cash portion of the acquisition of Placer Dome and cash payments totaling $814 million to settle Placer Dome hedge positions. We also received $27 million on the exercise of employee stock options and made scheduled payments under long-term debt obligations totaling $2 million in first quarter 2006.
Liquidity
Liquidity Management
In managing our liquidity we maintain cash positions and put in place financing in our regional business units as well as at the Corporate Center to provide adequate liquidity for our operations. Furthermore, we assess our long-term financial requirements and plan our financing strategy accordingly.
Alternatives for sourcing our future capital needs include our significant cash position, unutilized credit facilities, future operating cash flow, project financings and public debt financings. These alternatives are evaluated to determine the optimal mix of capital resources for our capital needs.
We expect that, absent a material adverse change in a combination of our sources of liquidity, present levels of liquidity will be adequate to meet our expected capital needs. If we are unable to access project financing due to unforeseen political or other problems, we expect that we will be able to access public debt markets as an alternative source of financing.

BARRICK FIRST QUARTER 2006	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Resources1

($ millions)
For the three month period ended March 31	2006	2005

Opening capital resources on January 1,	$2,084	$2,476
New sources
Operating cash flow	378	122
New financing facilities[2]	465	24

	2,927	2,622
Uses
Acquisition of Placer Dome[3]	(160)	—
Settlement of acquired hedge positions	(814)	—
Growth capital[4]	(86)	(200)
Sustaining capital[4]	(151)	(42)
Other	6	3

Closing capital resources	$1,722	$2,383

Components of closing capital resources
Cash and equivalents	$1,245	$1,330
Unutilized credit [5]	477	1,053

Total	$1,722	$2,383

[1]	Capital resources include cash balances and sources of financing that have been arranged but not utilized.

[2]	In first quarter 2006, represents $465 million second credit facility for general corporate purposes. In first quarter 2005, represents increase to lease facility for Lagunas Norte.

[3]	Represents $1,262 million paid in connection with the acquisition of Placer Dome less cash acquired of $1,102 million.

[4]	Growth capital represents capital invested in new projects to bring new mines into production. Sustaining capital represents ongoing capital required at existing mining operations. Sum of growth and sustaining capital equals capital expenditures for the year.

[5]	In first quarter 2006, represents $428 million from second credit facility and $49 million related to Peru lease facilities. In first quarter 2005, represents $1.0 billion first credit facility, $28 million related to Veladero financing, and $25 million for Peru lease facility
Financial Position
Key Balance Sheet Ratios

	As at	As at
	March 31,	December 31,
	2006	2005

Non-cash working capital ($ millions)[1]	$418	$151
Net debt ($ millions)[2]	$1,806	$764
Net debt:equity ratio[3]	0.14:1	0.20:1
Current ratio[4]	2.84:1	3.12:1

[1]	Represents current assets, excluding cash and equivalents and assets of discontinued operations; less current liabilities, excluding available credit facility, short-term debt obligations, derivative liabilities and liabilities of discontinued operations.

[2]	Represents long-term debt less cash and equivalents.

[3]	Represents net debt divided by shareholders’ equity.

[4]	Represents current assets, excluding assets of discontinued operations; divided by current liabilities, excluding available credit facility, short-term debt obligations and liabilities of discontinued operations.
Non-cash working capital increased due to the inclusion of working capital for the acquired Placer Dome operations. Net debt increased from fourth quarter 2005 due to debt acquired upon acquisition of Placer Dome combined with lower cash and equivalents due to timing of receipts of proceeds from the sale of certain discontinued operations.
Shareholders’ Equity

Outstanding Share Data
As part of the consideration paid in connection with the acquisition of Placer Dome, we issued 322.8 million common shares to Placer Dome shareholders in exchange for their ownership interest. As at April 19, 2006, 861.4 million of our common shares, one special voting share and 1.4 million exchangeable shares (exchangeable into 0.7 million of our common shares) were issued and outstanding. As at April 19, 2006, options to purchase 19.9 million common shares were outstanding under our option plans, as well as options to purchase 2.3 million common shares under certain option plans inherited by us in connection with prior acquisitions, including Placer Dome.
Comprehensive Income
Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as “other comprehensive income” or “OCI”, and excluded from the income statement.
In first quarter 2006, the other comprehensive loss of $28 million mainly included losses of $47 million on gold hedge contracts designated for future periods caused primarily by changes in market gold prices. These losses were partly offset by a $17 million unrealized increase in the fair value of investments. Reclassification adjustments totaling $27 million for gains on hedge contracts designated for first quarter 2006 were transferred to earnings in first quarter 2006.
Included in other comprehensive loss at March 31, 2006 were unrealized pre-tax gains on currency and gold hedge contracts totaling $112 million, based on March 31, 2006 market gold prices and foreign exchange rates. The related hedge contracts are designated against gold sales, operating costs, and capital expenditures primarily over the next three years. The hedge gains/losses are expected to be recorded in earnings at the same time that the corresponding hedged sales or operating costs and amortization of capital expenditures are also recorded in earnings.

BARRICK FIRST QUARTER 2006	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Payments due
($ millions)						2011 and
At March 31, 2006	2006	2007	2008	2009	2010	thereafter	Total

Long-term debt
Other short-term debt and repayment of principal	$549	$689	$79	$83	$28	$1,880	$3,308
Credit facility repayment of principal[1]	1,000	—	—	—	—	—	1,000
Interest	177	144	117	112	109	108	767
Asset retirement obligations	43	31	37	74	47	636	868
Capital leases	19	23	19	19	16	1	97
Operating leases	24	20	18	17	18	34	131
Royalty arrangements[2] and other long-term liabilities	126	142	121	134	118	520	1,161
Purchase obligations for supplies and consumables	212	102	42	15	9	4	384
Capital commitments	128	27	—	—	—	—	155

Total	$2,278	$1,178	$433	$454	$345	$3,183	$7,871

[1]	Although this is a five-year facility and has no commitment to repay before 2011, we may repay part or all of this facility in 2006.

[2]	The amounts for royalty arrangements disclosed are based on expected future gold production, using a gold price range assumption of $450 to $485 per ounce.
We have updated the table of contractual obligations and commitments from December 31, 2005 to incorporate the impact of the Placer Dome acquisition. The categories are the same as those disclosed in our 2005 full year MD&A.
GOLD SALES CONTRACTS
On acquisition of Placer Dome we acquired its preexisting gold hedge position totaling 7.7 million ounces of committed gold obligations, which was recorded on our balance sheet at an estimated fair value based on market gold price of $567 per ounce on the date of acquisition. Acquired gold forward sales contracts were designated as cash flow hedges of future gold production. Future changes in the fair value of these cash flow hedges are recorded each period on the balance sheet and in OCI to the extent they meet ongoing accounting hedge effectiveness assessments. In future periods, the hedge gain or loss that occurs between the date of acquisition and the hedge designation date will be recorded as a component of revenue on the hedge designation date. Revenue reported in each period will represent the cash proceeds for either spot sales or under pre-existing Barrick normal sales contracts plus or minus a hedge gain or loss resulting from the cash flow hedges. The other acquired Placer Dome derivative instruments were all classified as non-hedge derivatives from the date of acquisition. The cash settlements of liabilities under the acquired Placer Dome derivatives positions are classified as financing activities in the cash flow statement.
The MD&A included in our 2005 Annual Report contained a detailed discussion of our gold sales contracts. In this interim MD&A, we have included an update of any significant changes in these contracts. For presentation purposes, we consider Project Gold Sales Contracts to represent gold hedges allocated to Pascua Lama and to Pueblo Viejo (totaling 9.5 million ounces), which we believe may facilitate financing of these projects and may eliminate the possible requirement to add hedges in the future associated with financing these projects. The Corporate Gold Sales Contracts represent the aggregate of our remaining fixed-price sales contracts. All our gold and silver sales contracts (including Project Gold Sales Contracts, Corporate Gold Sales Contracts and Floating Spot-Price Gold Sales Contracts but excluding any acquired Placer Dome contracts) retain all the benefits of our Master Trading Agreements (“MTAs”) and are not subject to margining, downgrade or unilateral and discretionary “right-to-break” provisions. The MTAs with our counterparties do provide for early close out of certain transactions in the event of a material adverse change in our ability, or our principal hedging subsidiary’s ability, to perform our, or its, gold and silver delivery and other obligations under the trading agreements and related parent guarantees or a lack of gold or silver market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. At March 31, 2006, we were in compliance with all terms and covenants associated with our MTAs.
The terms of the derivatives we acquired in the Placer Dome acquisition were significantly different than market terms at the date of acquisition, resulting in our recognition of a significant liability at inception. This liability contained an other-than-insignificant financing element. As a result, and in accordance with FAS 133, we report all cash inflows and outflows on these derivatives under financing activities in the cash flow statement.

BARRICK FIRST QUARTER 2006	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Aspects of Project Gold Sales Contracts
As of March 31, 2006

Expected delivery dates.[1]	2009-2018, the term of the expected financings of the projects.

Future estimated average realizable selling price.	$392/oz.[2]

[1]	The contract termination dates are in 2016-2019 in most cases, but we currently expect to deliver project production against these contracts starting in 2009, subject to the timing of receipt of approvals of the environmental impact assessments, as well as the resolution of other external issues, both of which are largely beyond our control. Refer to page 14 for further details.

[2]	Upon delivery of production from 2009-2018, the term of expected financing. Approximate estimated value based on current market US dollar interest rates and on an average lease rate assumption of 0.75%.
The contracts represent about 36% of the 26.4 million ounces of combined gold reserves at Pascua-Lama and our share of gold reserves at Pueblo Viejo1 (excluding mineralized material not classified as a reserve and assuming the sale of a 40% interest to Goldcorp). These contracts do not impact any of the 685 million ounces of silver contained in gold reserves at Pascua-Lama. The contracts retain all the benefits of our MTAs.
Corporate Gold Sales Contracts
In first quarter 2006 we reduced the Corporate Gold Sales Contracts position to 5.8 million ounces, primarily through the settlement of acquired Placer Dome contracts. Since March 31, 2006, we have reduced this position by a further 1.0 million ounces representing the settlement of acquired Placer Dome contracts, and we expect to reduce this position by a further 2.0 million ounces to 2.8 million ounces by the end of 2006 through the complete elimination of the remaining acquired Placer Dome contracts. The remaining 2.8 million of corporate gold sales contract ounces are historic Barrick normal sales contracts with committed delivery dates primarily in 2016 and beyond. We expect to voluntarily deliver production into all of these contracts by the end of 2009, for an average realizable gold price of approximately $335 per ounce, based on current contango rates. At March 31,2006, we also had floating spot-price gold sales contracts under which we are committed to deliver 0.7 million ounces of gold over the next ten years at spot prices, less an average fixed-price adjustment of $129 per ounce.

[1]	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for US reporting purposes, Pueblo Viejo is classified as mineralized material.
Fair Value of Derivative Positions

As at March 31, 2006	Unrealized
($ millions)	Gain/(Loss)

Corporate Gold Sales Contracts	$(1,670)
Project Gold Sales Contracts	(2,846)
Floating Spot-Price Gold Sales Contracts	(92)
Silver Sales Contracts	(82)
Floating Spot-Price Silver Sales Contracts	(7)
Foreign currency contracts	114
Interest rate and gold lease contracts	38
Fuel contracts	49
Copper put contracts	12

$(4,484)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. In this MD&A, we have provided an update for any changes in accounting policies and critical accounting estimates from our 2005 annual MD&A.
Accounting Policy Changes
FAS 123R, Share-Based Payment (“FAS 123R”)
On January 1, 2006, we adopted FAS 123R, which includes in its scope our stock options, Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”). Prior to January 1, 2006, we accounted for stock options granted to employees using an intrinsic value method. We recorded compensation cost for stock options based on the excess of the market price of the stock option at the grant date of an award over the exercise price. Historically, the exercise price for stock options equaled the market price of stock at the grant date, resulting in no compensation cost. FAS 123R requires us to expense the fair value of share based payment awards over the vesting term. We adopted FAS 123R using the modified prospective method and our Financial Statements for periods prior to adoption, including the 2005 comparative Financial Statements, have not been restated. Total stock option expense recorded in first quarter 2006 was $7 million. Historically, we have recorded compensation expense for RSUs and DSUs based on their fair values, and the adoption of FAS 123R had no significant impact on accounting for RSUs and DSUs.

BARRICK FIRST QUARTER 2006	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

In first quarter 2006, we assumed the outstanding fully-vested Placer Dome stock options. These stock options are exercisable into an equivalent number of Barrick shares based on the exchange ratio under the acquisition of Placer Dome. The estimated fair value of these stock options of $20 million was recorded as part of the cost of acquisition.
FAS151, Inventory Costs and FIN 47, Accounting for Conditional AROs
On January 1, 2006, we adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”) and FASB No. 151, Inventory Costs (“FAS 151”). The adoption of FIN 47 and FAS 151 did not have a significant impact on our Financial Statements.
Critical Accounting Estimates and Judgments
Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment
Impact of Historic Changes in Reserve Estimates on Amortization

		Amortization
million ounces/$ millions	Reserves	increase
For the three month period ended March 31	increase[1]	(decrease)

North America	2.4	$4
Australia Pacific	0.2	(4)
Africa	0.1	—
South America	0.3	(16)

Total	3.0	$(16)

[1]	Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated as at the end of 2005 and are in millions of contained ounces.
Purchase Accounting as a Result of a Business Combination
We accounted for the acquisition of Placer Dome as a purchase business combination with Barrick as the acquirer. The cost of acquisition will be allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase cost over the net identified tangible and intangible assets will likely represent goodwill that will be allocated to reporting units and subject to an annual impairment test.
At March 31, 2006, we completed a preliminary purchase price allocation. This preliminary purchase price allocation is not yet complete, and upon finalization later in 2006, revisions may be required to the values of assets and liabilities acquired. At March 31, 2006, the difference between the cost of acquisition and preliminary fair value of net identifiable assets and liabilities acquired has been presented as goodwill. Upon finalization of the preliminary purchase price allocation, the final amount of goodwill will be allocated to reporting units.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this First Quarter Report 2006, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as copper, silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including our recent acquisition of Placer Dome; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and

BARRICK FIRST QUARTER 2006	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this First Quarter Report 2006 are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

BARRICK FIRST QUARTER 2006	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income
Barrick Gold Corporation

		Three months ended
		March 31,
(in millions of United States dollars, except per share data) (Unaudited)	2006	2005
Sales (notes 4 and 5)
Gold	$1,071	$484
Copper	183	—

	1,254	484

Costs and expenses
Cost of sales — gold[1] (note 6)	583	271
Cost of sales — copper[1] (note 6)	109	—
Amortization (note 4)	172	93
Corporate administration	34	17
Exploration	33	24
Project development expense	19	7
Other operating expenses	18	7

	968	419

Other (income) expense
Interest income	(27)	(8)
Interest expense (note 15)	18	—
Other (note 7)	23	(5)

	14	(13)

Income from continuing operations before income taxes and other items	272	78
Income tax expense (note 8)	(44)	(17)
Non-controlling interests	(2)	—
Equity in investees (note 12)	—	(1)

Income from continuing operations	226	60
Discontinued operations (note 3)
Loss from discontinued operations	(1)	—
Income tax expense	(1)	—

Income before cumulative effect of change in accounting principles	224	60
Cumulative effect of change in accounting principles (note 2C)	—	6

Net income for the period	$224	$66

Earnings per share data (note 9):
Income from continuing operations — basic and diluted	$0.29	$0.11
Net income — basic and diluted	$0.29	$0.12

[1]	Exclusive of amortization (note 4).
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2006	27	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow
Barrick Gold Corporation

		Three months ended
	March 31,
(in millions of United States dollars) (Unaudited)	2006	2005
OPERATING ACTIVITIES
Net income for the period	$224	$66
Amortization (note 4)	172	93
Placer Dome restructuring costs (note 3)	(20)	—
Other items (note 10)	2	(37)

Net cash provided by operating activities	378	122

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(237)	(242)
Sales proceeds	1	5
Acquisition of Placer Dome, net of cash acquired of $1,102 (note 3)	(160)	—
Available-for-sale securities
Purchases	(5)	(28)
Sales proceeds	4	—
Other investing activities	(12)	—

Net cash used in investing activities	(409)	(265)

FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	27	28
Debt obligations (note 15A)
Proceeds	1,041	49
Repayments	(2)	(1)
Settlement of derivative instruments acquired in Placer Dome acquisition	(814)	—
Distributions to non-controlling interests	(2)	—
Other financing activities	(1)	—

Net cash provided by financing activities	249	76

Cash flows of discontinued operations (note 3)
Operating activities	7	—
Investing activities	(17)	—
Financing activities	—	—

	(10	—

Effect of exchange rate changes on cash and equivalents	—	(1)
Net increase (decrease) in cash and equivalents	208	(67)
Cash and equivalents at beginning of period	1,037	1,398

Cash and equivalents at end of period	$1,245	$1,330

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2006	28	FINANCIAL STATEMENTS

Consolidated Balance Sheets
Barrick Gold Corporation

	As at March 31,	As at December 31,
(in millions of United States dollars) (Unaudited)	2006	2005
ASSETS
Current assets
Cash and equivalents	$1,245	$1,037
Accounts receivable	197	54
Inventories (note 11)	789	402
Assets of discontinued operations (note 3)	1,621	—
Other current assets	337	255

	4,189	1,748
Available for sale securities (note 12)	270	62
Equity method investments (note 12)	138	138
Property, plant and equipment (note 13)	7,729	4,146
Non-current ore in stockpiles	326	251
Other assets (note 14)	972	517
Goodwill (note 3)	7,604	—

Total assets	$21,228	$6,862

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$636	386
Current portion of lonG-term debt (note 15)	84	80
Credit facility (note 15)	1,000	—
Other short term debt obligations (note 15)	487	—
Derivative instrument liabilities	1,005	—
Liabilities of discontinued operations (note 3)	76	—
Other current liabilities	185	94

	3,473	560
Long-term debt (note 15)	2,967	1,721
Asset retirement obligations (note 16)	569	409
Other long-term obligations	236	208
Deferred income tax liabilities	620	114

Total liabilities	7,865	3,012

Non-controlling interests	502	—

Shareholders’ equity
Capital stock (note 18)	13,037	4,222
Deficit	(117)	(341)
Accumulated other comprehensive loss (note 20)	(59)	(3D

Total shareholders’ equity	12,861	3,850

Contingencies and commitments (notes 13 and 21)

Total liabilities and shareholders’ equity	$21,228	$6,862

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2006	29	FINANCIAL STATEMENTS

Consolidated Statements of Shareholders’ Equity
Barrick Gold Corporation

For the three months ended March 31 (in millions of United States dollars) (Unaudited)	2006	2005

Common shares (number in millions)
At January 1	538	534
Issued on exercise of stock options	1	—
Issued on acquisition of Placer Dome (note 3)	323	—

At March 31	862	534

Common shares (dollars in millions)
At January 1	$4,222	$4,129
Issued on exercise of stock options	27	28
Recognition of stock option expense (note 19)	7	—
Shares and options issued on acquisition of Placer Dome (note 3)	8,781	—

At March 31	$13,037	$4,157

Deficit
At January 1	$(341)	$(624)
Net income	224	66

At March 31	$(117)	$(558)

Accumulated other comprehensive income (loss) (note 20)	$(59)	$49

Total shareholders’ equity at March 31	$12,861	$3,648

Consolidated Statements of Shareholders’ Equity

Barrick Gold Corporation

		Three months ended
	March 31,
(in millions of United States dollars) (Unaudited)	2006	2005

Net income	$224	$66
Other comprehensive loss, net of tax (note 20)	(28)	(9)

Comprehensive income	$196	$57

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2006	30	FINANCIAL STATEMENTS

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Barrick Gold Corporation, Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, € and ARS are to Canadian dollars, Australian dollars, Euros and Argentinean pesos respectively.
1 > NATURE OF OPERATIONS
Barrick Gold Corporation (“Barrick” or the “Company”) engages in the production and sale of gold and copper from underground and open-pit mines, including related activities such as exploration and mine development. Our operations are mainly located in North America, South America, Africa, Australia Pacific and Russia/Central Asia. Our gold and copper production is sold into the world market.
2 > SIGNIFICANT ACCOUNTING POLICIES
A Basis of Preparation
The United States dollar is the principal currency of our operations. These unaudited interim consolidated financial statements have been prepared in United States dollars and under United States generally accepted accounting principles (“US GAAP”) for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31,2005, except as described below in note 2C. To ensure comparability of financial information, certain prior-year amounts have been reclassified to conform with the current year presentation.
In the opinion of management, all adjustments considered necessary for the fair presentation of results for the periods presented have been reflected in these financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto for the three years ended December 31, 2005.
The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable gold and copper reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future commodity prices and foreign currency exchange rates; the future cost of asset retirement obligations; the amounts of contingencies; preliminary and final estimates for fair value of acquired assets and liabilities and pre-acquisition contingencies; and assumptions used in the accounting for employee stock compensation such as stock price volatility, expected term and forfeiture rates for unvested awards. Using these estimates and assumptions, we make various decisions in preparing the financial statements including:
➢	The treatment of mine development costs as either an asset or an expense;

➢	whether long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge;

➢	our ability to realize deferred income tax assets;

➢	the useful lives of long-lived assets and the measurement of amortization;

➢	the fair value of asset retirement obligations;

➢	the likelihood of loss contingencies occurring and the amount of any potential loss;

➢	whether investments are impaired;

➢	the amount of stock based compensation expense, including pro forma stock option expense in 2005; and

➢	the preliminary and final allocations of the purchase price in purchase business combinations.
As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions; potentially having material future effects on our financial statements.
B Consolidation
Through the acquisition of Placer Dome in first quarter 2006 we acquired interests in the Cortez, Turquoise Ridge and Porgera mines through unincorporated joint ventures under which we share joint control of operating investing and financing decisions with the other joint venture partners. We use the proportionate consolidation method to account for our interests in these unincorporated joint ventures. For further information refer to note 22. We also acquired a 50% interest in the South Deep mine through the Placer Dome acquisition. Under a joint venture agreement we control this joint venture through the ability to exercise a casting vote at joint venture meetings, subject to certain protective rights held by the other joint venture. We consolidate 100% of this joint venture and record a non-

BARRICK FIRST QUARTER 2006	31	NOTES TO FINANCIAL STATEMENTS

controlling interest for the ownership interest held by the other joint venture partner.
C Accounting Changes
FAS 123R, Accounting for Stock-Based Compensation (FAS 123R)
On January 1, 2006, we adopted FAS 123R “Share Based Payments”. Prior to this date we applied FAS 123 and accounted for stock options under the intrinsic value method, recording the compensation cost for stock options as the excess of the market price of the stock at the grant date of an award over the exercise price. Historically, the exercise price of the stock option equaled the market price of the stock at the grant date resulting in no recorded compensation cost. We provided pro-forma disclosure of the effect of expensing the fair value of stock options.
We adopted FAS 123R using the modified prospective method and our financial statements for periods prior to adoption, including the 2005 comparative financial statements, have not been restated. From January 1, 2006 we have recorded compensation expense for all new stock option grants based on the grant date fair value, amortized on a straight-line basis over the vesting period. We also recorded compensation expense for the unvested portion of grants prior to January 1, 2006, based on the grant date fair value calculated for pro-forma disclosure purposes for financial statements of fiscal periods prior to 2006, amortized on a straight-line basis over the remaining vesting period.
Total recorded compensation cost relating to stock options was $7 million in the first quarter of 2006 and is presented as a component of cost of sales, corporate administration and other expense consistent with the classification of other elements of compensation for those individuals who have been granted stock options. Compensation cost relating to stock options had an impact of $0.01 on earnings per share, both diluted and basic. The adoption of FAS 123R and application to accounting for our Restricted Share Units (RSUs) and Deferred Share Units (DSUs) did not have any significant impact on our financial statements. See note 19 for further information.
FAS 151, Inventory Costs
FAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. FAS 151 is the result of a broader effort by the Financial Accounting Standards Board (FASB) to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. As part of that effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. The accounting for inventory costs, in particular, abnormal amounts of idle facility expense, freight, handling costs, and spoilage, is one such narrow difference that the FASB decided to address by issuing FAS 151. As currently worded in ARB 43, Chapter 4, the term “abnormal” was not defined and its application could lead to unnecessary noncomparability of financial reporting. FAS 151 eliminates that term. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. We adopted FAS 151 in first quarter 2006, and its adoption did not have any significant effect on our financial statements.
D Accounting Developments
Exposure Draft, Accounting for Uncertain Tax Positions
In July 2005, the FASB issued an exposure draft on Accounting for Uncertain Tax Positions — an Interpretation of FASB Statement No. 109. The interpretation has been developed because of diversity in practice for accounting for uncertain tax positions. Some entities record tax benefits for uncertain tax positions as they are filed on the income tax return, while others use either gain contingency accounting or a probability threshold.
Under the proposed interpretation, an entity should presume that a taxing authority will examine a tax position when evaluating the position for recognition and measurement; therefore, consideration of the risk of examination is not appropriate. In applying the provisions of the proposed interpretation, there will be distinct recognition and measurement evaluations. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize will be measured as the maximum amount which is more likely than not, to be realized. The term best estimate is used consistent with the use of the term in FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurement, which is similar to the statistical mode. The tax position should be derecognized when it is no longer more likely than not of

BARRICK FIRST QUARTER 2006	32	NOTES TO FINANCIAL STATEMENTS

being sustained. On subsequent recognition and measurement the maximum amount which is more likely than not to be recognized at each reporting date will represent the management’s best estimate given the information available at the reporting date, even though the outcome of the tax position is not absolute or final. Subsequent recognition, derecognition, and measurement should be based on new information. A liability for interest or penalties or both will be recognized as deemed to be incurred based on the provisions of the tax law, that is, the period for which the taxing authority will begin assessing the interest or penalties or both. The amount of interest expense recognized will be based on the difference between the amount recognized in the financial statements and the benefit recognized in the tax return. On transition, the change in net assets due to applying the provisions of the final interpretation will be considered a change in accounting principle with the cumulative effect of the change treated as an offsetting adjustment to the opening balance of retained earnings in the period of transition. The final interpretation will be effective as of the beginning of the first annual period beginning after December 15, 2006. After the final Interpretation is issued, we intend to complete our assessment of the impact on our financial statements.
Exposure Draft, Fair Value Measurements (FVM)
In many recent accounting pronouncements, the FASB has concluded that fair value information is relevant and users of financial statements generally have agreed. Others, however, have expressed concerns about the ability to apply the fair value measurement objective in GAAP, more recently in response to the FASB Proposal, Principles-Based Approach to US Standard Setting. The FASB believes that, in part, those concerns result because there is limited guidance for applying the fair value objective in GAAP. The guidance that currently exists has evolved piecemeal over time. That guidance is dispersed among the many pronouncements that require fair value measurements, and differences in that guidance have created inconsistencies that have added to the complexity in GAAP. In June 2003, the FASB added a separate fair value measurement project to its agenda to address those concerns. In June 2004, the FASB issued an Exposure Draft of a proposed Statement, Fair Value Measurements. The comment period ended on September 7, 2004.
In the latest Exposure Draft, the FASB clarified that:
•	A fair value measurement assumes an orderly transaction to sell or otherwise dispose of an asset or transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

•	The inputs referred to within the fair value hierarchy are market inputs that reflect the assumptions that market participants in the principal (most advantageous) market would use in pricing an asset or liability and differ with respect to the extent to which they are observable. The fair value hierarchy gives the highest priority to observable market inputs and the lowest priority to unobservable market inputs.

•	A fair value measurement must include all of the assumptions that market participants in the principal (most advantageous) market would consider in pricing the asset or liability, including assumptions about risk if the measurement is based on unobservable market inputs.

•	In many cases, a transaction price will represent the fair value of an asset or liability at initial recognition, but not presumptively.
If adopted, the FVM statement will be effective for Financial Statements issues for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. After the final FVM statement is issued, we intend to complete our assessment of the impact on our financial statements.
Exposure Draft, Post-retirement Benefit Obligations, including Pensions
On March 31, 2006, the Financial Accounting Standards Board (“FASB”) issued an exposure draft, Accounting for Post-retirement Benefit Obligation, including Pensions. This guidance includes a requirement for a company to fully recognize the over funded or under funded status of its benefit plans on the balance sheet. Based on the exposure draft the new guidance will be effective for our December 31,2006 financial statements. We are in the process of evaluating the potential impact of this exposure draft on our financial statements.
E Changes in Estimates
Gold Mineral Reserves
Effective December 31, 2005, we updated our estimates of proven and probable gold mineral reserves at each mineral property. Following the update of these estimates, we prospectively revised calculations of amortization of property, plant and equipment. The effect of the change in reserve estimates on amortization of property, plant and equipment for the three months ended March 31,2006 was a decrease in this expense by $16 million.

BARRICK FIRST QUARTER 2006	33	NOTES TO FINANCIAL STATEMENTS

3 BUSINESS COMBINATIONS
A Acquisition of Placer Dome Inc. (“Placer Dome”)
Placer Dome Offer and Acceptance
In first quarter 2006 we acquired 100% of the outstanding common shares of Placer Dome. Placer Dome was one of the world’s largest gold mining companies, and produced 3.6 million ounces of gold and 359 million pounds of copper in 2005. It has 12 mining operations based in North America, South America, Africa and Australia/Papua New Guinea, as well as four projects that are in various stages of exploration/development. Its most significant mines are Cortez in the United States, Zaldivar in Chile, Porgera in Papua New Guinea, North Mara in Tanzania and South Deep in South Africa. The most significant projects are Cortez Hills and Donlin Creek in the United States, and Pueblo Viejo in the Dominican Republic. We believe that the business combination between ourselves and Placer Dome is a unique opportunity to create a Canadian-based leader in the global gold mining industry, and strengthens our position, including in respect of reserves, production, growth opportunities, and balance sheet strength.
Accounting for the Placer Dome Acquisition
The Placer Dome acquisition has been accounted for as a purchase business combination, with Barrick as the accounting acquirer. We acquired Placer Dome on January 20, 2006, with the results of operations of Placer Dome consolidated from January 20, 2006 onwards. The purchase cost was $10 billion and was funded through a combination of common shares issued, the drawdown of a $1 billion credit facility, and cash resources.

Value of 322.8 million Barrick common shares issued at $27.14 per share	$8,761
Value of 2.5 million fully vested stock options	20
Cash	1,239
Transaction costs	23

$10,043

The measurement of the $27.14 common share component of the purchase consideration represents the average closing price on the New York Stock Exchange for the two days prior to and two days after the public announcement of our final offer for Placer Dome.
In accordance with the purchase method of accounting, the purchase cost will be allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We intend to determine the final estimated fair values based on independent appraisals, discounted cash flows, quoted market prices, and estimates made by management. We expect that any excess of purchase cost over the net identifiable tangible and intangible assets acquired will represent goodwill that will be allocated to reporting units.
The following table sets forth a preliminary allocation of the purchase cost to assets and liabilities acquired, based on preliminary estimates of fair value. Our work on final valuation estimates for individual acquired assets and liabilities is furthest advanced in respect of inventories, derivatives and long-term debt. Final valuations of property, plant and equipment, intangible assets, contingencies, deferred income tax assets/liabilities, and asset retirement obligations are not yet complete due to the inherent complexity associated with the valuations. The purchase price allocation is preliminary and subject to adjustment over the course of 2006 on completion of the valuation process and analysis of resulting tax effects.
Preliminary Purchase Price Allocation

Cash	$1,102
Inventories	437
Other current assets	280
Property, plant and equipment	3,520
Assets of discontinued operations	1,652
Other assets	383
Goodwill	7,604

Total assets	14,978

Current liabilities	669
Liabilities of discontinued operations	107
Derivative instrument liabilities	1,729
Long-term debt	1,251
Other long-term obligations	683

Total liabilities	4,439

Non-controlling interest	496

Net assets acquired	$10,043

At acquisition we recorded restructuring liabilities totaling $40 million that primarily relate to employee severance at Placer Dome offices that are being closed. In first quarter 2006, amounts totaling $20 million were paid, with $20 million outstanding at March 31, 2006. We expect to pay the outstanding amounts before the end of 2006.
Goodwill
We allocate goodwill arising from business combinations to reporting units acquired by preparing estimates of the fair value of the entire reporting unit and comparing this amount to the fair value of assets and liabilities (including intangibles) in the reporting unit. The difference represents the amount of goodwill allocated to each reporting unit. Upon finalization of the purchase

BARRICK FIRST QUARTER 2006	34	NOTES TO FINANCIAL STATEMENTS

price allocation we will calculate the amount of goodwill arising on the Placer Dome acquisition, identify the reporting units and allocate goodwill to those reporting units.
We will test goodwill for impairment annually in the fourth quarter of our fiscal year. This impairment assessment will involve estimating the fair value of each reporting unit that includes goodwill. We will compare this fair value to the total carrying amount of each reporting unit (including goodwill). If the fair value exceeds this carrying amount, then we will estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference will represent the fair value of goodwill, and if necessary, we will reduce the carrying amount of goodwill to this fair value.
Discontinued Operations
Goldcorp Inc. (“Goldcorp”) has agreed, subject to certain conditions, to acquire from us all of Placer Dome’s Canadian properties and operations (other than Placer Dome’s office in Vancouver), including all mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, 40% of Placer Dome’s interest in the Pueblo Viejo project in the Dominican Republic, certain related assets and, at the option of Goldcorp, our share in Agua de la Falda S.A., which includes our interest in the Jeronimo project (collectively, the “Assets of Discontinued Operations”). Goldcorp will be responsible for all liabilities relating solely to the Assets of Discontinued Operations, including employment commitments and environmental, closure and reclamation liabilities (collectively, the “Liabilities of Discontinued Operations”).
The estimated undiscounted sales proceeds for the Assets of Discontinued Operations are about $1.6 billion, subject to certain adjustments on closing that are defined in the sale agreement. In first quarter 2006, Goldcorp paid a cash deposit of $250 million in escrow pending closing of the sale. If for any reason the closing does not occur Barrick is entitled to retain this amount as compensation. The aggregate net amount of Assets and Liabilities of discontinued operations has been recorded in the preliminary purchase price allocation at a fair value of $1,545 billion, representing the present value of the estimated proceeds that will be received on closing. The results of these operations will be consolidated until closing, presented under “discontinued operations” in the income statement and cash flow statement. Interest arising on debt that will be repaid on closing of the sale has been allocated to the results from discontinued operations. Asset and liabilities relating to these operations are presented “Assets and Liabilities of Discontinued Operations” in the balance sheet. On closing of the sale, the assets and liabilities relating to the Assets of Discontinued Operations will be removed from our balance sheet, and we will calculate and record any gain or loss on closing. We presently expect that the closing will occur in second quarter 2006.
Results of Discontinued Operations

Three month period
ended March 31, 2006

Gold sales	$51
Loss before tax	$(1)

BARRICK FIRST QUARTER 2006	35	NOTES TO FINANCIAL STATEMENTS

Pro Forma Consolidated Statement of Income

			For the three month period ended March 31, 2005
						Pro forma
						consolidated	Pro forma
						Barrick before	adjustments for
			Pro forma			sale of	sale of			Pro forma
	As reported		purchase			discontinued	discontinued			consolidated
($ millions of US dollars, except per share data in dollars)	Barrick	Placer Dome	adjustments[1]			operations	operations[2]			Barrick

Sales	$484	$491				$975	$(63)	(d	)	$912

Costs and expenses
Cost of sales[3]	271	319				590	(44)	(d	)	546
Amortization	93	68				161	(9)	(d	)	152
Corporate administration	17	17				34	—			34
Exploration	24	18				42	(6)	(d	)	36
Project development expense	7	14				21	(1)	(d	)	20
Other operating expense	7	—				7	—			7

	419	436				855	(60)			795

Other (income) expense
Interest income	(8)	(13)	(1)	(a	)	(22)	—			(22)
Interest expense	—	23	10	(b	)	33	(10)	(b	)	23
Other	(5)	(8)				(13)	—			(13)

	(13)	2	9			(2)	(10)			(12)

Income before income taxes and other items	78	53	(9)			122	7			129
Income tax expense	(17)	(13)	4	(c	)	(26)	(2)	(e	)	(28)
Equity in investees	(1)	5				4	(5)	(d	)	(1)

Income before cumulative effect of changes in accounting principles	60	45	(5)			100	—			100
Cumulative effect of changes in accounting principles, net of tax	6	(14)	14			6	—			6

Net income	$66	$31	$9			$106	$—			$106

Earnings per share data:
Net income
Basic and diluted	$0.12	$0.07								$0.12

[1] Adjustments to reflect certain estimated effects of purchase accounting.

[2] Adjustments to reflect the estimated effects of the sale of discontinued operations.

[3] Exclusive of amortization.
Basis of Presentation
This pro forma consolidated financial statement information has been prepared by us for illustrative purposes only to show the effect of the acquisition of 100% of Placer Dome by Barrick in the results for the three month period ended March 31, 2005 had the acquisition taken place on January 1, 2005. Pro forma adjustments for the assumed effect of the sale of certain discontinued operations on the results of operations of Barrick have been reflected in this pro forma consolidated financial statement information. This pro forma consolidated financial statement information assumes that there will be no tax consequences to Barrick for the sale of the discontinued operations. Pro forma information for the three months ended March 31, 2006 has not been presented because the inclusion of results for the period from January 1, 2006 to January 20, 2006 would not significantly impact the actual results for the period as reported.
The pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon finalization of the purchase price allocation and sale of discontinued operations will likely differ from those recorded in this pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the pro forma financial statement information, including Placer Dome transaction costs and amounts payable under change of control agreements to certain members of management that are estimated at a combined total of $93 million. The information prepared is only a summary.
Pro Forma Assumptions and Adjustments
The pro forma consolidated statement of income for the three months ended March 31, 2005 has been prepared

BARRICK FIRST QUARTER 2006	36	NOTES TO FINANCIAL STATEMENTS

from the statements of income for each of Barrick and Placer Dome for the period after giving pro forma effect to the acquisition of Placer Dome by Barrick and subsequent sale of discontinued operations as if both transactions had occurred on January 1, 2005.
The pro forma consolidated statement of income reflects the following adjustments.
(a)	An increase in interest income by $1 million for the three months ended March 31, 2005 to reflect interest income earned on the cash proceeds generated by the assumed exercise of Placer Dome stock options.

(b)	An increase in interest expense by $10 million for the three months ended March 31,2005 to reflect the interest costs (net of amounts that would have been capitalized to Barrick development projects) relating to the cash component of the Offer that has been financed through temporary credit facilities. A decrease in interest expense by $10 million for the three months ended March 31, 2005 to reflect the assumed avoidance of interest on the temporary financing for the cash component of the Offer assuming the repayment of such financing from the receipt of cash proceeds from the sale of discontinued operations.

(c)	A credit to tax expense of $4 million for the three months ended March 31, 2005 to reflect the tax effect of the pro forma purchase adjustments in (a) and (b).

(d)	Adjustments to de-recognize the revenues and expenses for the three months ended March 31, 2005 relating to the discontinued operations.

(e)	Adjustments to de-recognize income tax expense for the discontinued operations for the three months ended March 31, 2005 and to record the tax effect of other pro forma adjustments relating to the sale of discontinued operations.
Pro Forma Earnings Per Share

For the three month period ended March 31, 2005
(millions of shares or US dollars, except per share data in dollars)

Actual weighted average number of Barrick common shares outstanding	534
Assumed number of Barrick common shares issued to Placer Dome shareholders	323

Pro forma weighted average number of Barrick common shares outstanding	857

Pro forma net income	$106

Pro forma earnings per share — basic	$0.12

Pro forma weighted average number of Barrick common shares outstanding	857

Dilutive effect of stock options	2

Pro forma weighted average number of Barrick common shares outstanding — diluted	859

Pro forma earnings per share — diluted	$0.12

Summary Historical Placer Dome Financial Information
While there are publicly-traded shares of Placer Dome outstanding, we are required to present certain summary consolidated financial information relating to Placer Dome. This information has been prepared in accordance with US GAAP.

For the three months ended March 31	2006	2005

Income statement information
Total revenues	$583	$491
Net income (loss)	$(194)	$31

Balance sheet information
Current assets	$1,902	$1,651
Non-current assets	4,487	3,926
Current liabilities	2,930	455
Non-current liabilities	1,867	1,942

Net assets	$1,592	$3,180

B Acquisition of Mineral Interest in Pakistan
On February 14, 2006, we entered into an agreement with Antofagasta plc (“Antofagasta”) to acquire 50% of Tethyan Copper Company’s (“Tethyan”) Reko Diq project and associated mineral interests in Pakistan in the event that Antofagasta is successful in its bid to acquire Tethyan. As at April 28, 2006, about 96% of Tethyan’s outstanding shares have been tendered into the offer. The last 4% will be compulsorily acquired and the company will be privatized, at which time we will reimburse Antofagasta approximately $115 million in cash for 50% of their acquisition, including the claw-back right to be acquired/extinguished from BHP Billiton who have a right to claw back a material interest in certain Tethyan’s mineral interests. The compulsory acquisition is expected to be completed during second quarter 2006.

BARRICK FIRST QUARTER 2006	37	NOTES TO FINANCIAL STATEMENTS

4 > SEGMENT INFORMATION
In 2004, we adopted a regional business unit approach to the management of our mining operations. Our operations were organized geographically in the following regions: North America, South America, Australia/Africa, and Russia/Central Asia. We also maintained a separate exploration group to manage exploration projects on a global basis. Notwithstanding this management structure we reported information on a mine by mine basis to the chief operating decision maker, and therefore concluded that our operating segments represented individual mines and development projects. In 2006, upon completion of the Placer Dome acquisition and integration of the acquired Placer Dome mining operations, we created a separate Africa business unit distinct from Australia and added the Porgera Mine in Papua New Guinea to the Australia business unit, at the same time renaming it Australia Pacific. We revised the format of information provided to the chief operating decision maker to be consistent with our regional business unit structure, distinguishing between gold and copper mining operations. In first quarter 2006, we revised our operating segment disclosure to be consistent with the internal management structure and reporting format changes, with restatement of comparative information to conform to the current period presentation.
Income Statement Information

	Sales		Segment expenses		Segment income (loss)
For the three month period ended March 31	2006	2005	2006	2005	2006	2005

Gold
North America	$451	$290	$248	$170	$143	$67
South America	222	55	80	15	104	25
Australia Pacific	266	102	161	55	75	37
Africa	132	37	94	31	14	(5)
Russia/Central Asia	—	—	—	—	—	—
Copper
South America	148	—	79	—	62	—
Australia Pacific	35	—	30	—	3	—
Exploration group	—	—	33	24	(33)	(24)

Segment total	$1,254	$484	$725	$295	$368	$100

Reconciliation of Segment Income

	Three month period ended March 31
	2006	2005

Segment income	$368	$100
Amortization of corporate assets	(11)	(4)
Project development expense	(19)	(7)
Corporate administration	(34)	(17)
Interest income	27	8
Interest expense	(18)	—
Other expense	(41)	(2)

Income from continuing operations before income taxes and other items	$272	$78

BARRICK FIRST QUARTER 2006	38	NOTES TO FINANCIAL STATEMENTS

Asset Information

	Amortization		Segment capital expenditures
For the three month period ended March 31	2006	2005	2006	2005

Gold
North America	$60	$53	$32	$25
South America	38	15	89	144
Australia Pacific	30	10	86	53
Africa	24	11	23	19
Russia/Central Asia	—	—	—	—
Copper
South America	7	—	5	—
Australia Pacific	2	—	—	—

Segment total	$161	$89	$235	$241
Other items not allocated to segments	11	4	2	1

Enterprise total	$172	$93	$237	$242

5 > REVENUE AND SALES CONTRACTS

	Three month period ended March 31
	2006	2005

Gold bullion sales
Spot market sales	$932	$452
Gold sales contracts	71	—

	1,003	452
Concentrate sales	68	32

	$1,071	$484

Copper sales
Copper cathode sales	$145	$—
Concentrate sales	38	—

	$183	$—

In first quarter 2006 we acquired two copper mines through the Placer Dome acquisition. We sell copper under sales contracts entered into with customers. Under the terms of these copper sales contracts, copper prices are set on a specified future date based upon market commodity prices plus in some cases price adjustments. Revenue is recognized on delivery when title and risk of loss pass to the customer, and collectability is reasonably assured. Revenue is measured using forward market prices on the expected date that final selling prices will be fixed. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.
In first quarter 2006, following the Placer Dome acquisition we allocated 3.0 million ounces of fixed-price gold sales contracts to Pueblo Viejo. At March 31, 2006, we had fixed-price gold sales contracts specifically allocated to Pascua-Lama and Pueblo Viejo for 6.5 million ounces and 3.0 million ounces respectively of future gold production. The allocation of these contracts will help reduce gold price risk at Pascua-Lama and Pueblo Viejo and may to help secure financing for construction. In addition to the gold sales contracts allocated to Pascua-Lama and Pueblo Viejo, we had 5.8 million ounces of fixed-price corporate gold hedge contracts of which 2.8 million are historic Barrick sales contracts which are classified as normal sales (for accounting designation for the remaining net 3.0 million ounces, see note 15b). We also had a further 0.7 million ounces of floating-price gold sales contracts. The mark-to-market on these contracts (at March 31, 2006) was as follows:

Mark-to-Market Value
As at March 31, 2006	($ millions)[1]

Project Gold Sales Contracts	(2,846)
Corporate Gold Sales Contracts	(1,670)
Floating Price Gold Sales Contracts	(92)

(4,608)

[1]	At spot gold price of $582 per ounce.

BARRICK FIRST QUARTER 2006	39	NOTES TO FINANCIAL STATEMENTS

Floating spot price sales contracts were previously fixed-price forward sales contracts for which, in accordance with the terms of our master trading agreements, we have elected to receive floating spot gold and silver prices, adjusted by the difference between the spot price and the contract price at the time of such election. Floating prices were elected for these contracts so that we could economically regain spot gold price leverage under the terms of delivery into these contracts. Floating price mechanisms were elected for these contracts at a time when the then current market price was higher than the fixed-price in the contract, resulting in a mark-to-market on these contracts (at March 31, 2006) of negative $92 million, which equates to an average reduction to the future spot sales price of approximately $129 per ounce, when we deliver gold at spot prices against these contracts. At March 31, 2006, we held gold lease rate swaps, under which we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 1.0 million ounces of gold spread from 2005 to 2013. The swaps are associated with fixed-price gold sales contracts with expected delivery dates beyond 2006. Lease rate swaps are classified as non-hedge derivatives (note 15B).
In addition to our fixed-price sales contracts, at March 31, 2006, we had 224 million pounds of copper put options outstanding with a net fair value of $10 million (note 15B).
6 > COST OF SALES

	Gold		Copper
Three month period ended March 31	2006	2005	2006	2005

Cost of goods sold[1]	$577	$284	$107	$—
By-product revenues[2]	(34)	(29)	—	—
Royalty expense[3]	33	13	2	—
Mining taxes	7	3	—	—

	$583	$271	$109	$—

[1]	Cost of goods sold includes accretion expense at producing mines of $6 million (2005 — $3 million) in the three months ended March 31, 2006. The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $161 million in the three months ended March 31, 2006 (2005 — $89 million).

[2]	We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At March 31, 2006, we had fixed-price commitments to deliver 15.5 million ounces of silver at an average price of $6.47 per ounce, and floating spot price sales contracts for 6.4 million ounces, over periods primarily of up to 10 years. The mark-to-market on the silver sales contracts (at March 31, 2006) was negative $89 million.

[3]	Through the acquisition of Placer Dome we acquired various royalty obligations at the Placer Dome mines. All production at Cortez is subject to a 1.5% gross smelter return (“GSR”) royalty, with a further GSR royalty over the Pipeline/South Pipeline deposit (graduating from 0.4% to 5.0% based on the price of gold) and a net value royalty of 5% over a portion of the Pipeline/South Pipeline deposit. Production at the Porgera mine is subject to a 2% net smelter royalty payable to the National Government Department of Mining, which then distributes it to the Enga Provincial government, the Porgera District Authority, and local landowners. Production in Queensland and Western Australia is subject to a royalty ranging from 2.5% to 2.7% of gold revenues.
7 > OTHER (INCOME) EXPENSE

	Three month period ended March 31
	2006	2005

Non-hedge derivative (gains) losses (note 15b)	$21	$(6)
Gains on sale of assets	(1)	(1)
Environmental remediation costs[1]	3	5
(Gains) losses on sale of investments	1	(9)
World Gold Council fees	4	2
Currency translation (gains) losses	(1)	4
Pension and other post-retirement benefit expense	1	1
Other income	(5)	(1)

	$23	$(5)

[1]	Includes costs at development projects and closed mines and changes in the expected costs of AROs at closed mines.

BARRICK FIRST QUARTER 2006	40	NOTES TO FINANCIAL STATEMENTS

Pension and Other Post-Retirement Benefit Expense1

	Three month period ended March 31
	2006	2005

Expected return on plan assets	$(6)	$(3)
Service cost on benefit obligation	2	—
Interest cost on benefit obligation	7	3
Actuarial losses	1	1

	$4	$1

[1]	A $3 million portion of pension expense that relates to active employees at producing mines is included in cost of sales (2005 - $nil).
8 > INCOME TAX EXPENSE

	Three month period ended March 31
	2006	2005

Current	$87	$11
Deferred	(12)	6

	$75	$17
Reduction of deferred tax liability	(31)	—

	$44	$17

Effective income tax rate, excluding recognition of deferred tax assets	27%	22%

The primary reasons why our actual effective income tax rate differs from the 38% Canadian statutory rate are due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions that have different tax rates than the Canadian federal and provincial rates. We have performed a preliminary measurement of deferred tax assets and liabilities, as well as a preliminary assessment of tax contingencies and valuation allowances for the acquired Placer Dome operations. Upon finalization of the purchase price allocation we will complete the determination of tax assets and liabilities acquired, which could differ from the amounts recorded at March 31, 2006.
In first quarter 2006, an interpretative decision (ID) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on intercompany debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million reduction of deferred tax liabilities.
9 > EARNINGS PER SHARE

	Three month period ended March 31
($ millions, except shares in millions and per share amounts in dollars)	2006	2005

Income from continuing operations	$226	$60
Plus: interest on convertible debentures	1	—

Income available to common shareholders and after assumed conversions	$227	$60

Weighted average shares outstanding
Basic	777	534
Effect of dilutive securities
Stock options	3	2
Convertible debentures	9	—

Diluted	789	536

Earnings per share — basic and diluted
Income from continuing operations	$0.29	$0.11
Income before cumulative effect of change in accounting principle	0.29	0.11
Net income	0.29	0.12

BARRICK FIRST QUARTER 2006	41	NOTES TO FINANCIAL STATEMENTS

The impact of common shares issuable on redemption of Series B Preferred Securities was excluded from dilutive earnings per share in first quarter 2006 because the securities were anti-dilutive.
10 > OPERATING CASH FLOW — OTHER ITEMS

	Three month period ended March 31
	2006	2005

Adjustments for non-cash income statement items:
Currency translation (gains) losses	$(1)	$3
Accretion expense	8	5
Non-hedge derivative (gains) losses (note 15B)	21	(6)
Accounting changes (note 2C)	—	(6)
Deferred income taxes (recovery) (note 8)	(43)	6
Stock option expense (note 2C)	7	—
Gains on sale of assets (note 7)	(1)	(1)
(Gains)/losses on sale of investments (note 7)	1	(9)
Cash flow arising from changes in:
Accounts receivable	(19)	6
Goods and services taxes recoverable	(7)	(17)
Inventory	2	(23)
Accounts payable	34	18
Other assets and liabilities	6	(5)
Payments of reclamation costs (note 16)	(6)	(8)

Other net operating activities	$2	$(37)

11 > INVENTORIES

	Gold		Copper
	At Mar. 31,	At Dec. 31,	At Mar. 31,
	2006	2005	2006

Ore in stockpiles	$420	$360	$50
Ore on leach pads	63	34	140
Work in process	74	47	2
Gold doré/bullion	95	32	—
Copper cathodes	—	—	18
Concentrate	3	47	—
Mine operating supplies	232	133	18

	887	653	228
Non-current ore in stockpiles[1]	(257)	(251)	(69)

	$630	$402	$159

[1]	Ore that we do not expect to process in the next 12 months is classified in other assets.
In first quarter 2006, we performed a preliminary assessment of the value of inventory acquired through the Placer Dome acquisition. We plan to complete this assessment later this year and there is some possibility that the amounts recorded in first quarter 2006 could change on finalization of the purchase price allocation.
12 > INVESTMENTS
A Available-for-sale Securities

	At Mar. 31, 2006		At Dec. 31, 2005
	Fair	Gains	Fair	Gains
	value	in OCI	value	in OCI

Benefit plans:[1]
Fixed-income securities	$4	$—	$4	$—
Equity securities	17	1	17	1
Other investments:
Equity securities[2]	78	27	38	11
Restricted cash[3]	153	—	3	—
Bonds[4]	18	—	—	—

	$270	$28	$62	$12

[1]	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

[2]	At March 31, 2006, there were no available-for-sale securities in an unrealized loss position.

[3]	Includes $150 million of restricted cash relating to the demand financing facility.

[4]	Bonds with maturity greater than 90 days.

BARRICK FIRST QUARTER 2006	42	NOTES TO FINANCIAL STATEMENTS

B            Equity Method Investments

	At Mar. 31, 2006		At Dec. 31, 2005
	Fair	Carrying	Fair	Carrying
	value[1]	amount	value[1]	amount
Highland Gold Mining PLC	$148	$131	$134	$131
Diamondex Resources Limited	7	7	6	7

	$155	$138	$140	$138

[1]	Based on the closing market stock price.
13 > PROPERTY, PLANT AND EQUIPMENT
The following assets were not being amortized.

			Targeted
	Carrying	Carrying	timing of
	amount at	amount at	production
	March 31,	December	start-up
	2006	31, 2005	2006

Development projects
Cowal	$458	$406	2006
East Archimedes	43	35	2007
Pascua-Lama	368	340	2009
Cortez Hills[1]	31	—	2009
Buzwagi exploration project	102	102	—
Other exploration projects[1]	245	—	—

Total	$1,247	$883

[1]	Through the Placer Dome acquisition we acquired interests in various development and exploration projects. Amounts presented at March 31,2006 are based on preliminary purchase price allocations, which are subject to change after valuations are finalized later in 2006.
Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $106 million at March 31, 2006 for construction activities at our development projects.
Donlin Creek Mining Venture Agreement
Through the acquisition of Placer Dome, we acquired a 30% participating interest in the Donlin Creek Joint Venture. The venture agreement grants us the right to increase our participating interest to 70% by satisfying specified back-in requirements. The back-in requirements require the following to be completed by November 13, 2007: (1) incur expenditures totaling $32 million, which was met by March 31, 2006, (2) prepare a feasibility study, and (3) obtain the approval of our Board of Directors for the construction of a mine designed to meet specified production criteria.
14 > OTHER ASSETS

	At Mar. 31,	At Dec. 31,
	2006	2005

Derivative instruments	$171	$177
Deferred income tax assets	518	141
Other	283	199

	$972	$517

BARRICK FIRST QUARTER 2006	43	NOTES TO FINANCIAL STATEMENTS

15 > FINANCIAL INSTRUMENTS
A Debt Obligations

		Three months ended			Three months ended
		March 31, 2006			March 31, 2005
	At Mar. 31	Proceeds	Repayments	At Dec. 31	Proceeds	Repayments

Long-term debt
7.50% debentures	$490	$—	$—	$490	$—	$—
5.80% notes	397	—	—	397	—	—
4.87% notes	348	—	—	348	—	—
Veladero financing	239	2	—	237	24	—
Bulyanhulu financing	119	—	—	119	—	—
Variable-rate bonds	63	—	—	63	—	—
Capital leases	12	2	—	4	—	1
Peru lease facilities	91	—	2	93	25
Peruvian bonds	50	—	—	50	—	—
Bonds, unsecured[1]	757	—	—	—	—	—
8.50% series B Preferred Securities[2]	79	—	—	—	—	—
Medium-term notes[3]	107	—	—	—	—	—
2.75% senior convertible debentures[4]	299	—	—	—	—	—

	3,051	4		1,801	49	1
Less: current part	(84)	—	—	(80)	—	—

	2,967	4	2	1,721	49	1

Short-term debt
First credit facility[5]	1,000	1,000	—	—	—	—
Demand financing facility[6]	150	—	—	—	—	—
Second credit facility[7]	337	37	—	—	—	—

	1,487	1,037	—	—	—	—

	$4,454	$1,041	$2	$1,721	$49	$1

[1]	At varying interest rates ranging from 6.37% to 7.75%, with an aggregate principal amount of $700 million. Maturities as follows: $100 million in 2007; $100 million in 2015; $200 million in 2033; $300 million in 2035.

[2]	The Series B Preferred securities have a principal amount of $77 million and mature in 2045. The Securities are redeemable, in whole or in part: on or after December 17, 2006 at the principal amount plus accrued and unpaid interest to the date of redemption (the “Maturity amount”); or before December 17, 2006, by paying the “Make Whole Amount”, which is the greater of the Maturity Amount and the present value of scheduled payments to December 17, 2006 plus the present value of the Maturity Amount at December 17, 2006, discounted to the redemption date at the treasury rate plus 0.5%, plus accrued and unpaid interest. The Maturity Amount, or Make-Whole Amount, will be paid in cash unless we elect to pay by delivering our common shares to the Trustee of the Securities, who will sell such shares and pay the cash proceeds to the holders. Based on the closing market share price on March 31, 2006 an election to settle the principal amount in common shares would result in the issuance of about 3.7 million common shares.

[3]	The notes have a principal amount of $96.5 million, with interest rates ranging from 6.64% to 8.05%. The notes mature at various times between 2009 and 2026.

[4]	The convertible debentures mature in 2045 and have a principal amount of $230 million. At any time prior to October 15, 2023, upon the occurrence of various conditions, holders of the Securities will have the right to convert each $1,000 principal amount into about 39.52 common shares, representing a conversion price of about $25.31 per common share. The conditions include, but are not limited to: If the closing price of our common shares exceeds 120% of the “Conversion Price” in effect for at least 20 trading days in the 30 consecutive trading days ended on the last trading day of the immediately preceding quarter; If for five consecutive trading days, during which each day the trading price per $1,000 principal amount of the Securities was less than 98% of the product of the closing price of the common shares and the then current “Conversion Rate” on the conversion date; and if the Securities have been called for redemption but only such Securities may be converted. We may redeem the Securities at any time on or after October 20, 2010 and prior to maturity, in whole or in part, at a prescribed redemption price that varies depending upon the date of redemption from 100.825% to 100% of the principal amount, plus accrued and unpaid interest. Holders of the Securities can require the repurchase of the Securities for 100% of their face value on October 15, 2013 and October 15, 2018. For accounting purposes the convertible debentures are classified as a “conventional convertible debenture” and the conversion feature has not been bifurcated from the host contract. Pursuant to the terms of these debentures, the debentures are convertible during the period commencing 15 days prior to the anticipated effective date of the proposed amalgamation of the Corporation and Placer Dome Inc. (currently expected to occur on May 9, 2006) until and including the date that is 15 days after the actual effective date of the amalgamation.

[5]	In first quarter 2006 we drew down $1 billion under an existing credit facility to provide funding to pay for the cash component of the Placer Dome acquisition. The facility, which is unsecured, matures in 2011, but we may repay amounts outstanding under the facility in 2006.

[6]	We have a demand financing facility that permits borrowings of up to $150 million. The facility requires cash to be placed on deposit with the lender in an amount equal to draw downs. The net effective interest rate is 0.4% per annum. At March 31, 2006, $150 million, had been drawn on the facility and an equal amount had been placed on deposit that is included in restricted cash on our balance sheet (see note 12).

[7]	At March 31, 2006, we had unused bank lines of credit of $428 million with an international consortium of banks. Of the primary facility of $850 million, $337 million was drawn down for general corporate purposes in first quarter, and $85 million has been utilized to support letters of credit granted for bonding and reclamation purposes. The credit facility is fully committed until 2010. The undrawn facility is available for general corporate purposes. The majority of these facilities are at long-term interest rates

BARRICK FIRST QUARTER 2006	44	NOTES TO FINANCIAL STATEMENTS

determined with reference to market LIBOR rates. Our intention is to repay this facility in the second quarter of 2006. The bank lines of credit require the borrower to maintain a consolidated tangible net worth (the aggregate amount of assets after deducting therefrom all current liabilities, goodwill and other like intangibles) of $1.5 billion.
Interest

For the three month period ended March 31	2006		2005
	Interest	Effective	Interest	Effective
	cost	rate[1]	cost	rate[1]

7.50% debentures	$11	9.2%	$9	7.2%
5.80% notes	5	6.0%	5	6.0%
4.87% notes	5	5.0%	5	5.0%
Veladero financing	5	8.4%	5	8.4%
Bulyanhulu financing	1	4.7%	3	6.7%
Bonds, unsecured	9	5.8%	—	—
8.50% series B Preferred Securities	1	6.7%	—	—
Medium-term notes	1	5.4%	—	—
2.75% senior convertible debentures	1	2.2%	—	—
Variable-rate bonds	1	4.2%	—	1.8%
Peruvian bonds	1	5.1%	—	—
Peru lease facilities	2	7.4%	1	5.3%
Demand financing facility	1	3.6%	—	—
First credit facility	9	4.7%	—	—
Second credit facility	3	5.0%	—	—
Other interest	2	—	—	—

	58		28
Less: interest allocated to discontinued operations	(14)		—
Less: interest capitalized	(26)		(28)

	18		—

Cash interest paid	35		$27
Amortization of debt issue costs	3		1
Amortization of fair value premium	(2)		—
Losses on interest rate hedges	2		—
Increase (decrease) in interest accruals	20		—

Interest cost	$58		$28

[1]	The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and the fair value premium and the impact of interest rate contracts designated in a hedging relationship with long-term debt.

BARRICK FIRST QUARTER 2006	45	NOTES TO FINANCIAL STATEMENTS

Debt Maturities

	2006	2007	2008	2009	2010 and thereafter

7.50% debentures	$—	$500	$—	$—	$—
5.80% notes	—	—	—	—	400
4.87% notes	—	—	—	—	350
First credit facility	—	—	—	—	1,000
Second credit facility	337	—	—	—	—
Veladero financing	28	55	45	50	59
Bulyanhulu financing	34	34	34	17	—
Bonds, unsecured	—	100	—	—	600
8.50% series B Preferred Securities	—	—	—	—	77
Medium-term notes	—	—	—	16	79
2.75% senior convertible debentures	—	—	—	—	230
Variable-rate bonds	—	—	—	—	63
Peruvian bonds	—	—	—	—	50
Demand financing facility	150	—	—	—	—

	$549	$689	$79	$83	$2,908

Minimum annual payments under capital leases	$19	$23	$19	$19	$17

B Derivative Instruments (“Derivatives”)
Placer Dome Acquisition
Through the acquisition of Placer Dome in first quarter 2006 we acquired the following derivative positions:

	Notional	Fair value at
	amount	Jan. 19, 2006[1]

Gold sold forward contracts (millions of ounces)	7.0	$(1,544)
Gold bought forward contracts (millions of ounces)	0.3	14
Gold options (millions of ounces)	1.0	(188)
Silver contracts (millions of ounces)	6.5	(11)
A$ currency contracts (A$ millions)	133	22

[1]	Fair values on January 20, 2006 are preliminary and gains or losses recorded are subject to adjustment on finalization of valuations.
Unlike our gold sales contracts, which typically have long-dated termination dates (typically 2016 or later) and which are physically settled and accounted for as normal sales, the gold hedge contracts that we acquired in connection with the Placer Dome acquisition are cash settled and typically have termination dates within the next 1-5 years. Furthermore, our gold forward sales contracts typically have a built-in “evergreen” provision, which contemplates extending the termination date out by one year on an annual basis, while the gold hedge contracts we acquired in conjunction with the Placer Dome acquisition do not have this provision.
Gold sold forward contracts were designated as cash flow hedges at the date of acquisition. By March 31, 2006, gold options, silver contracts and currency contracts that were classified as non-hedge derivatives were all settled. Furthermore, the overall net gold sales obligation of the combined company was reduced by a combination of settlements, and offsetting positions. The terms of the derivatives we acquired in the Placer Dome acquisition were significantly different than market terms at the date of acquisition, resulting in our recognition of a significant liability at inception. This liability contained an other-than-insignificant financing element. As a result, and in accordance with FAS 133, we report all cash inflows and outflows on these derivatives under financing activities in the cash flow statement. Since March 31, 2006, we have reduced this net gold position by a further 1.0 million ounces.

BARRICK FIRST QUARTER 2006	46	NOTES TO FINANCIAL STATEMENTS

Summary of Derivatives at March 31, 20061

							Accounting Classification by						Fair
	Notional Amount by Term to Maturity						Notional Amount						value
							Cash
			2 to 5				flow		Fair value	Non-
	Within 1 year		years		Total		hedge		hedge	Hedge

US dollar interest rate contracts
Receive-fixed swaps (millions)		$—		$600		$600		$50	$500		$50		$(14)
Pay-fixed swaps (millions)		—		125		125		—	—		125		(10)

Net notional position		$—		$475		$475		$50	$500		$(75)		$(24)

Currency contracts
C$:US$ contracts (C$ millions)	C$	306	C$	441	C$	747	C$	736	—		11	[2]	$61
A$:US$ contracts (A$ millions)	A$	889	A$	1,634	A$	2,523	A$	2,387	—	A$	136		$52
ARS:US$ contracts (ARS millions)		27		—		27		27	—		—		—

Commodity contracts
Gold sold forward contracts (thousands of ounces)		1,520		2,145		3,665		3,199	—		466		$(974)
Gold bought forward contracts (thousands of ounces)		700		—		700		—	—		700		20
Copper purchased put option contracts (millions of pounds)		303		—		303		224	—		79		12
WTI bought forward contracts (thousands of barrels)		529		1,245		1,774		1,408	—		366		47
MOPS bought forward contracts (thousands of barrels)		88		—		88		88	—		—		—
Propane bought forward contracts (millions of gallons)		14		—		14		14	—		—		3
Natural gas bought forward contracts (millions of Btu)		1		—		1		—	—		1		—

[1]	Excludes gold sales contracts and gold lease rate swaps (see note 5).

[2]	Non-hedge currency contracts with a notional amount of $40 million were economically closed out by entering into offsetting positions albeit with differing counterparties.
US Dollar Interest Rate Contracts
Cash flow hedges — cash balances
Receive-fixed swaps have been designated against the first $50 million of our cash balances as a hedge of the variability of forecasted interest receipts on the balances caused by changes in Libor.
Fair value hedges
Receive-fixed swaps totaling $500 million have been designated against the 71/2% debentures as a hedge of the variability in the fair value of the debentures caused by changes in Libor.
Non-hedge contracts
We use gold lease rate swaps to achieve a more economically optimal term structure for gold lease rates implicit in fixed-price gold sales contracts (see note 5). The valuation of gold lease rate swaps is impacted by market US dollar interest rates. Our non-hedge pay-fixed swap position largely mitigates the impact of changes in US dollar interest rates on the valuation of gold lease rate swaps.
Currency Contracts
Cash flow hedges
Currency contracts under which we sell US dollars and buy foreign currencies totaling C$736 million, A$2,387 million, and ARS 27 million have been designated against forecasted local currency denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates.
Commodity Contracts
Cash flow hedges
Commodity contracts totaling 1,496 thousand barrels of crude oil and 14 million gallons of propane have been designated against forecasted purchases of these commodities for expected consumption at our mining operations.
Gold sold forward contracts acquired through the Placer Dome acquisition were designated in first quarter 2006 against forecasted gold sales as a hedge of the variability in market prices on future sales. Hedged items are identified as the first stated quantity of ounces of forecasted sales in a future month. Prospective and retrospective hedge effectiveness is assessed with a dollar offset method using intrinsic values. The effective portion of changes in fair value of the gold contracts is recorded in OCI until the forecasted gold sale impacts earnings. Upon settlement of certain contracts during first quarter 2006, hedge accounting was terminated

BARRICK FIRST QUARTER 2006	47	NOTES TO FINANCIAL STATEMENTS

and the accumulated gain/loss will remain in OCI until the forecasted transactions to which these contracts were designated occurs and impacts earnings.
In first quarter 2006 we entered into 303 million pounds of copper purchased put options to mitigate the risk of a decline in copper prices on revenues from copper sales. Copper put options totaling 224 million pounds have been designated against forecasted copper sales as a hedge of the variability in market prices on future sales. Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed using a dollar offset method. The prospective assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.
Non-hedge contracts
Non-hedge fuel contracts are used to mitigate the risk of oil price changes on consumption at the Lagunas Norte mine. On completion of regression analysis, we concluded that the contracts do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes.
Non-hedge copper contracts are used to mitigate the risk of copper price changes on copper sales at the Osborne and Zaldivar mines. We concluded that these contracts do not meet the “highly effective” criterion in FAS 133 because of differences in the underlyings in the copper price exposure and the derivative instrument.
Non-hedge Derivative Gains (Losses)1

	Three month period ended March 31
	2006	2005

Non-hedge derivatives
Commodity contracts	$(20)	$4
Currency contracts	(5)	2
Interest rate contracts	2	1
Share purchase warrants	1	1

	(22)	8
Hedge ineffectiveness
Ongoing hedge inefficiency	1	(3)
Due to changes in timing of hedged items	—	1

	$(21)	$6

[1]	Non-hedge derivative gains (losses) are classified as a component of other expense.

BARRICK FIRST QUARTER 2006	48	NOTES TO FINANCIAL STATEMENTS

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges
				Operating	Administration	Capital	Cash	Long-term
	Gold	Copper	Fuel	costs	costs	expenditures	balances	debt	Total

At Dec. 31, 2005	$—	$—	$38	$102	$30	$39	$(2)	$(18)	$189
Effective portion of change in fair value of hedging instruments	(13)	(18)	5	(19)	—	—	(2)	—	(47)
Transfers to earnings:
On recording hedged items in earnings	(3)	3	(3)	(20)	(3)	(1)	—	—	(27)
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	—	—	—	—	—	—

At March 31, 2006	$(16)	$(15)	$40	$63	$27	$38	$(4)	$(18)	$115

	Gold	Copper	Cost of	Cost of			Interest	Interest
Hedge gains/losses classified within	sales	sales	sales	sales	Administration	Amortization	expense	cost

Portion of hedge gain (loss) expected to affect earnings in the next twelve months[1]	$(30)	$(15)	$18	$51	$13	$2	$(3)	$(1)	$35

[1]	Based on the fair value of hedge contracts at March 31, 2006.
16 > OTHER LONG-TERM OBLIGATIONS
Asset Retirement Obligations (AROs)

At January 1, 2006	$446
AROs acquired through Placer Dome acquisition[1]	171
AROs incurred in the period	1
Impact of revisions to expected cash flows
Adjustments to carrying amount of assets	(4)
Settlements
Cash payments	(6)
Settlement gains	(1)
Accretion	8

At March 31, 2006	615
Current part	(46)

$569

[1]	Amounts are based on preliminary estimates and subject to adjustment on finalization of valuations.
17 > DEFERRED INCOME TAXES
On acquisition of Placer Dome, we recorded deferred income tax assets and liabilities based on the preliminary purchase price allocation. The amounts of recorded deferred income tax assets, liabilities, and associated valuation allowance are preliminary. Our assessment of the amounts recorded is not yet complete and will also be affected by any adjustments to the recorded amounts of other assets and liabilities. Amounts of recorded deferred income tax assets and liabilities at the date of acquisition, based on this preliminary allocation, comprise:

Deferred income tax assets
Tax losses	$355
Derivative instruments	381
Other	80
Valuation allowance	(377)

439
Deferred income tax liabilities:
Capital assets	(595)
Other	(91)

Net deferred tax asset (liability)	$(247)

Classification:
Current assets	$2
Non-current assets	364
Current liabilities	(46)
Non-current liabilities	(567)

$(247)

Loss and Tax Carry Forwards Acquired Through the Placer Dome Acquisition:

Country	Category		Expiry

Australia	Operating losses	$454	n/a
Canada	Non-capital losses	365	2006-2016
	Net capital losses	—	n/a
	Investment tax credit	3	2009-2014
Chile	Operating losses	35	n/a
South
Africa	Non-capital losses	134	n/a
Tanzania	Non-capital losses	—	n/a
US	Operating — regular tax	82	2019-2029
	Operating — Alternative minimum tax	135	2019-2025
	Alternative minimum tax credits	22	n/a
Other	Operating losses	124	2006-2014

BARRICK FIRST QUARTER 2006	49	NOTES TO FINANCIAL STATEMENTS

18 > CAPITAL STOCK
A Common Shares
In first quarter 2006, we issued 322.8 million shares in connection with the acquisition of Placer Dome.
B Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”) issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek mines.
At March 31, 2006,1.4 million BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2005 — 0.7 million common shares). While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.
Summarized Financial Information for BGI

	Three month period ended March 31
	2006	2005

Total revenues and other income	$47	$52
Less: costs and expenses	(42)	(57)

Income (loss) before taxes	$5	$(5)

Net income (loss)	$3	$(5)

	At March	At Dec.31,
	31, 2006	2005

Assets
Current assets	$77	$119
Non-current assets	75	88

	$152	$207

Liabilities and shareholders’ equity
Other current liabilities	21	25
Intercompany notes payable	389	390
Other long-term liabilities	43	43
Deferred income taxes	16	12
Deficit	(317)	(263)

	$152	$207

19 > STOCK-BASED COMPENSATION
At March 31, 2006,12 million Canadian dollar share options and 8 million US dollar share options were outstanding, including 2.5 million share options assumed in the Placer Dome acquisition (see note 3A). The Canadian dollar share options have a weighted average exercise price of C$28.90, an aggregate intrinsic value of C$60 million and an average remaining contractual term of 5 years. The US dollar share options have a weighted average exercise price of US$23.35, an aggregate intrinsic value of US$29 million and an average remaining contractual term of 6 years.
At March 31, 2006,12 million Canadian dollar share options and 2 million US dollar share options were fully vested. The Canadian dollar options have an average exercise price of C$32.67, an aggregate intrinsic value of C$46 million and an average remaining contractual term of 4 years. The US dollar share options have an average exercise price of US$20.77, an aggregate intrinsic value of US$14 million and an average remaining contractual term of 6 years.
For the three months ended March 31, 2006,1 million Canadian dollar share options and a nominal amount of US dollar share options were exercised. The Canadian options exercised had an intrinsic value of C$5 million. For the three months ended March 31, 2006, Canadian dollar share options with a fair market value of C$3 million and a nominal amount of US share options vested.
For the three months ended March 31, 2005, we utilized the intrinsic value method of accounting for stock options and no compensation expense was recorded. If compensation expense had been determined in accordance with the fair value provisions of SFAS No. 123 pro-forma net income and net income per share would have been as follows:
Stock Option Expense

Three month period
($ millions, except per share	ended March 31
amounts in dollars)	2005

Pro forma effects
Net income, as reported	$66
Stock option expense	$(7)

Pro forma net income	$59

Net income per share:
As reported[1]	$0.12
Pro forma[1]	$0.11

[1]	Basic and diluted.

BARRICK FIRST QUARTER 2006	50	NOTES TO FINANCIAL STATEMENTS

20 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)

	Three month period ended March 31
	2006	2005

Accumulated OCI at beginning of period
Cash flow hedge gains, net of tax of $61, $95	$128	$206
Investments, net of tax of $nil, $nil	12	10
Currency translation adjustments, net of tax of $nil, $nil	(143)	(146)
Additional pension liability, net of tax of $nil, $nil	(28)	(12)

	$(31)	$58

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	(47)	21
Changes in fair value of investments	17	7
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings:
On recording hedged items in earnings	(27)	(31)
Hedge ineffectiveness due to changes in timing of hedged items	—	(1)
Investments:
Other than temporary impairment charges	—	—
Losses realized on sale	(1)	(9)

Other comprehensive loss, before tax	(58)	(13)
Income tax recovery related to OCI	30	4

Other comprehensive loss, net of tax	$(28)	$(9)

Accumulated OCI at March 31
Cash flow hedge gains, net of tax of $31, $91	84	199
Investments, net of tax of $nil, $nil	28	8
Currency translation adjustments, net of tax of $nil, $nil	(143)	(146)
Additional pension liability, net of tax of $nil, $nil	(28)	(12)

	$(59)	$49

21 > LITIGATION AND CLAIMS
Wagner Complaint
On June 12,2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The Plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004, Barrick filed a motion to dismiss the complaint. On September 29, 2004, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss the action. The Court granted the plaintiffs leave to file a Second Amended Complaint, which was filed on October 20, 2004. The Plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss. On March 10, 2006, Barrick moved for reconsideration of a portion of the Court’s January 31, 2006 Order. On April 3, 2006, plaintiffs moved for reconsideration of a portion of the Court’s January 31, 2006 Order. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Wilcox Complaint
On September 8, 2004, two of our U.S. subsidiaries, Homestake Mining Company of California (“Homestake California”) and Homestake Mining Company (“Homestake”) were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the U.S. District Court for the District of New Mexico, identifies 26 plaintiffs. Homestake and Homestake California, along with an unspecified number of unidentified defendants, are named as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks

BARRICK FIRST QUARTER 2006	51	NOTES TO FINANCIAL STATEMENTS

an unspecified amount of damages. On November 25, 2005, the Court issued an order granting in part and denying in part a motion to dismiss the claim. The Court granted the motion and dismissed plaintiffs’ claims based on strict and absolute liability and ruled that plaintiffs’ state law claims are pre-empted by the Price-Anderson Act. An Initial Scheduling Order has been issued by the Court. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Cowal Project
Opponents of Barrick’s Cowal project continue to pursue various claims, legal proceedings and complaints against the project and the Company’s compliance with its permits and licenses. Such actions have the potential to affect the timing of the mine construction schedule. Barrick has and will continue to vigorously defend such actions. No amounts have been accrued for any potential loss under this complaint.
Placer Dome Litigation and Claims
Through the acquisition of Placer Dome we inherited certain pre-existing litigation and claims that are described in this note. We are presently assessing these pre-acquisition contingencies and we expect that the preliminary assessments at March 31, 2006 will be finalized later in 2006. Consequently, it is possible that our final assessment of these matters, including the required amounts of recorded liabilities and related disclosures may differ from the preliminary positions.
Golden Sunlight Mine
Placer Dome’s subsidiary, Golden Sunlight Mines, Inc. is presently a co-defendant with the Montana Department of Environmental Quality (“DEQ”) in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued by the DEQ on June 29,1998. The lawsuit alleges that the permit approving the pit expansion violates certain Montana regulations and the Montana Constitution because it did not include certain reclamation requirements, primarily the partial backfilling of the open pit, the cost of which has been estimated at approximately $55 million. The matter remains pending before the courts in Montana. No accruals have been made for the potential cost of the partial back-fill option.
Marcopper Mine Complaint
Placer Dome and Marcopper Mining Corporation (“Marcopper”) are named as defendants (the “Defendants”) in two complaints detailed below (the “Complaints”) filed in the Regional Trial Court (the “Court”), Fourth Judicial Region, Boac, Marinduque, Philippines respecting the alleged damages arising from the mining operations of the Marcopper mine. The Marcopper mine is located on the island province of Marinduque, 165 kilometers southeast of Manila in the Philippines. Since the commissioning of the Marcopper mine in 1969, the mine has been owned and operated by Marcopper. The Marcopper mine ceased mining operations in 2006. Placer Dome owned a minority shareholding in Marcopper until it divested all of its interests in Marcopper in 1997.
In April 2001, a complaint was filed in the Court (the “Mogpog Complaint”) by Rita Natal and 60 other individuals (the “Mogpog Plaintiffs”) against the Defendants. The claim made against the Defendants is for recovery of damages in the total amount of P41,193,267 (approximately US$750,000) arising from alleged tortious acts and omissions by the Defendants that contributed to the siltation and flooding of the Mogpog River in Marinduque, Philippines. The Mogpog Plaintiffs also seek an order for the closure and removal of the Marcopper Mine dumps and an order compelling the complete rehabilitation and restoration of the Mogpog River to its natural state. In July 2004, the Court dismissed the case on its own motion on grounds that the Mogpog Plaintiffs had not complied with the Court’s prior orders with respect to service of the Mogpog Complaint and had not diligently prosecuted the case. In August 2004, the Plaintiffs filed a motion for reconsideration of the dismissal order. By order issued November 22, 2004, the Court granted the motion for reconsideration reinstating the claims against Marcopper only and dismissing the motion against Placer Dome. Subject to appeal, the case stands dismissed against Placer Dome. No appeal has been commenced by the Mogpog Plaintiffs. To date, the Court has not affected service of the Mogpog Complaint on Placer Dome. Based on evaluations of the Mogpog Complaint and the applicable law, management believes that Placer Dome should not be liable for damages or held responsible for other claims.
In July 2004, a complaint was filed in the Court (the “Calancan Bay Complaint”) framed as a proposed class action against the Defendants for alleged total damages of P49.192 billion (approximately US$900 million) relating to the deposit of tailings from the Marcopper Mine into Calancan Bay (located off the northern part of Marinduque). The class of plaintiffs (the “Calancan Bay Plaintiffs”) are fishermen who are residents of barangays (communities) that surround Calancan Bay. The Calancan Bay Plaintiffs also claim to be suing on behalf of future generations of unborn Calancan Bay residents. Among other matters, the Calancan Bay Complaint alleges that the Defendants’ decision to deposit mine tailing into Calancan Bay over a 16 year period has resulted in serious health problems and a general loss of livelihood. To date, the Court has not affected service of

BARRICK FIRST QUARTER 2006	52	NOTES TO FINANCIAL STATEMENTS

the Calancan Bay Complaint on Placer Dome. Management believes based on the applicable law, that the case is not suitable for determination as a class action, that the damages alleged are significantly overstated and that, in any event, Placer Dome should not be liable for such damages. If either of the complaints proceeds, we intend to vigorously defend against all claims made. No amounts have been accrued for any potential loss under the complaints in the preliminary purchase price allocation.
Marinduque Complaint
Placer Dome, has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. Placer Dome was served with a copy of the Complaint in Vancouver, British Columbia. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the health of people living in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation. Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper Mining Corporation until the divestiture of its shareholding in 1997. According to the Complaint, the Province seeks an unspecified amount of damages (including exemplary damages, interest and attorneys’ fees) and orders from the District Court requiring Placer Dome to complete an environmental clean-up of the impacted lands and water systems (including the reintroduction of harmed species into the restored environment), repair the deteriorating Marcopper mine structures and create and fund environmental and medical monitoring funds. The Complaint has been removed from the District Court in Clark County, Nevada to the Federal Court, District of Nevada. We will challenge the Complaint on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under the complaint in the preliminary purchase price allocation.
Lawyers Environmental Action Team (“LEAT”) Complaint
On July 29th, 2003, LEAT filed a complaint (the “Complaint”) with the Tanzanian Commission for Human Rights and Good Governance (“the Commission”) in its own capacity as well as allegedly on behalf of some 1,260 former small-scale miners, peasant farmers and land owners (collectively, the “Complainants”) against Placer Dome and a number of high-ranking Tanzanian government officials and former officials (collectively, the “Respondents”). The Complaint is founded on alleged human and constitutional rights violations by the Respondents arising from the allegedly forced eviction of the Complainants from the North Mara mine site property (the “Property”).
Several types of relief are being sought by the Complainants from the Commission, including a request to convene a public hearing in order to obtain fair and reasonable compensation of approximately $51 million (primarily relating to alleged property damages of the Complainants as a result of their eviction from the Property), and an order requiring the Tanzanian Minister of Energy and Minerals to suspend or cancel any mineral rights granted to Placer Dome and to “afresh” the Agreement between Placer Dome and the Tanzanian Government concerning the payment of royalties, taxes and other charges (with a view to increasing such amounts to be paid). The Commission has convened a hearing on certain preliminary issues respecting the Complaint. Management believes, on balance, that the Complaint will not be successful and, in particular, that it will not adversely impact Placer Dome’s title to its mining concessions. No amounts have been accrued for any potential loss under the complaint in the preliminary purchase price allocation.
Porgera Complaint
In early 2006, a summons was served on, among others, certain of the participants in the Porgera mine joint venture, including Placer Dome (PNG) Limited (which holds a 50% interest in, and is manager of, the joint venture), and various governmental entities in a lawsuit (the “Complaint”) brought in the courts of Papua New Guinea by a number of individuals. The Complaint, which was filed ostensibly as a class action, alleges that the Porgera mine joint venture has been improperly discharging wastes and other contaminants into the Porgera River and adjacent areas, causing damage to human health and the environment. The damages sought are unspecified. This matter is at a very preliminary stage and there are a number of fundamental deficiencies and irregularities in the Writ of Summons and the Statement of Claim. Should the matter proceed, it is anticipated that the defendants will challenge the Complaint and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under the complaint in the preliminary purchase price allocation.
22 > UNINCORPORATED JOINT VENTURES
Our major interests in proportionately consolidated unincorporated joint ventures are a 50% interest in the Kalgoorlie Mine in Australia; a 50% interest in the Round Mountain Mine in the United States; a 50% interest in the Hemlo Mine in Canada; and a 33% interest in the Marigold Mine in the United States. In first quarter 2006 we also acquired interests in certain unincorporated joint ventures through the acquisition of Placer Dome, including: a 60% interest in the Cortez Mine in the United States; a 75% interest in the Porgera Mine in

BARRICK FIRST QUARTER 2006	53	NOTES TO FINANCIAL STATEMENTS

Papua New Guinea; a 75% interest in the Turquoise Ridge mine in the United States; and a 60% interest in the Pueblo Viejo project in the Dominican Republic.
SUMMARY FINANCIAL INFORMATION (100%)
Income Statement and Cash Flow Information

For the three month period ended
March 31	2006	2005

Revenues	$406	$253
Costs and expenses	384	231

Net income	$22	$22

Operating activities[1]	$131	$81
Investing activities[1]	$(51)	$(11)
Financing activities[1,2]	$(72)	$(65)

[1]	Net cash inflow (outflow).

[2]	Includes cash flows between the joint ventures and joint venture partners.
Balance Sheet Information

For the three month period ended March 31	2006	2005

Assets
Inventories	$285	$150
Property, plant and equipment	899	534
Other assets	233	67

	$1,417	$751

Liabilities
Current liabilities	$179	$96
Long-term obligations	202	118

	$381	$214

BARRICK FIRST QUARTER 2006	54	NOTES TO FINANCIAL STATEMENTS

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CIBC Mellon Trust Company
BCE Place, TD Canada Trust Tower, Suite 3700	P.O. Box 7010, Adelaide Street Postal Station
161 Bay Street, P.O. Box 212	Toronto, Ontario M5C 2W9
Toronto, Canada M5J 2S1	Tel: (416) 643-5500
Tel: (416) 861-9911 Fax: (416) 861-0727	Toll-free throughout North America: 1-800-387-0825
Toll-free within Canada and United States: 1-800-720-7415	Fax: (416) 643-5660
Email: investor@barrick.com	Email: inquiries@cibcmellon.com
Website: www.barrick.com	Website: www.cibcmellon.com

SHARES LISTED		Mellon Investor Services, L.L.C. 480 Washington Blvd.
ABX —	The Toronto Stock Exchange	Jersey City, NJ 07310
	The New York Stock Exchange	Email: shrrelations@mellon.com
	The Swiss Stock Exchange	Website: www.mellon-investor.com
Euronext — Paris
BGD —	The London Stock Exchange

INVESTOR CONTACT	MEDIA CONTACT
James Mavor	Vincent Borg
Vice President, Investor Relations	Senior Vice President, Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: vborg@barrick.com
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this First Quarter Report 2006, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars, South African rand and Papua New Guinean kina versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as copper, silver, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the market to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political of economic developments in canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including our recent acquisition of Placer Dome; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this First Quarter Report 2006 are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.